



2004 Annual Report





12-31-04



UNITED COMMUNITY
FINANCIAL CORP.

Home Savings · Butler Wick



Company Profile

United Community Financial Corp. (NASDAQ: UCFC) is the holding company for Home Savings and Butler Wick. Home Savings, a community-oriented financial institution, currently operates 36 full-service banking offices and 5 loan production offices located throughout Ohio and Western Pennsylvania. Butler Wick has 14 office locations providing full-service retail brokerage, capital markets or trust services throughout Northern Ohio and Western Pennsylvania. Additional information on United Community, Home Savings and Butler Wick may be found on United Community's web site: www.ucfconline.com.

Market Areas


Ohio
Pennsylvania

HOME SAVINGS

Ohio
Ashland
Aurora
Austintown
Beachwood
Bellevue
Boardman
Canfield
Canton
Clyde
Columbiana
Columbus
Dayton
East Liverpool
East Palestine
Findlay
Fremont
Lexington
Lisbon
McDonald
Mentor
Niles
Norwalk
Poland
Salem
Sandusky
Stow
Struthers
Tiffin
Warren
Willard
Youngstown

Pennsylvania
Beaver

BUTLER WICK

Ohio
Alliance
Beachwood
Boardman
Canfield
Canton
Cleveland
Columbus
Dayton
Howland
Kent
Salem
Youngstown

Pennsylvania
Franklin
Sharon



Financial Highlights

	At December 31,				
(In thousands, except per share items)	**2004**	2003	2002	2001	2000
Total assets	**$2,287,788**	$2,073,833	$1,990,131	$1,944,780	$1,300,199
Loans, net	**1,815,976**	1,576,494	1,478,213	1,406,479	876,653
Deposits	**1,522,952**	1,423,698	1,481,901	1,383,418	900,413
Shareholders' equity	**252,352**	279,836	274,569	261,880	261,899
Book value per common share	**8.09**	8.21	7.79	7.34	7.02
Market value per common share	**11.20**	11.41	8.65	7.20	6.94
Common shares outstanding	**31,202**	34,086	35,245	35,668	37,317
For the year					
Net interest income	**$ 73,063**	$ 71,411	$ 71,724	$ 56,942	$ 47,518
Noninterest income	**36,109**	40,845	31,806	28,449	24,754
Net income	**17,865**	22,940	20,817	15,679	11,614
Net income per common share:					
Basic	**$ 0.61**	$ 0.73	$ 0.65	$ 0.49	$ 0.35
Diluted	**0.60**	0.72	0.65	0.48	0.35
Dividends paid per common share	**0.30**	0.30	0.30	0.30	0.30

2004 Deposits
(In Millions)


$243.6
Checking
$824.3
Certificates
$308.2
Savings
$146.8
Money Market

Total Assets
(In Thousands)


$2,287,788
$2,073,833
$1,990,131
'02
'03
'04

2004 Gross Loans
(In Millions)


$68.5
Commercial
$267.6
Consumer
$1,147.9
Real Estate
permanent
$348.4
Real Estate
construction



Dear Fellow Shareholders

I am very pleased to have this opportunity to present the 2004 annual report to my fellow shareholders of United Community Financial Corp. Our market area's strong economic environment presented us with a wide range of opportunities, and I believe we made the most of them. The year was certainly not without its challenges, but we dealt with them effectively and ended the year with strong balance sheet growth and solid profitability.

For 2004, United Community posted net income of $17.9 million, or $0.60 per diluted share, compared to $22.9 million, or $0.72 per diluted share in 2003. Our total assets increased 10 percent to $2.3 billion from $2.1 billion in 2003. While the overall level of business activity increased in 2004 for both Home Savings and Butler Wick, our focus upon efficiency and cost control resulted in a reduction in non-interest expenses of over $700,000 from 2003.

During the first quarter of the year, we enhanced shareholder value through a self-tender offer for approximately 3.7 million shares of stock, or just over 10 percent of our outstanding shares at the time. This offer was highly successful and an important reflection of our commitment to liquidity and return on equity for our shareholders. United Community also continued its aggressive dividend policy in 2004, with a payout ratio of 50 percent—above most of our peers in the banking industry.

On the banking side of our business, Home Savings generated very strong loan volume, exceeding projections despite the gradual rise in interest rates during the second half of 2004. With rates still relatively low, net loans increased $239 million, or 15.2 percent, and all lending divisions stayed robust throughout the year.

Commercial real estate lending was a particularly successful growth area for us, as we focused largely on multi-family projects throughout Ohio. We experienced considerable growth in construction lending with our Columbus office posting some of the strongest loan volumes for a single community in our history. Residential mortgage activity also remained brisk, with Columbus and suburban Cleveland standing out as areas of exceptional growth.

Home Savings also introduced a range of new products during the year, began a comprehensive cost-benefit analysis of all locations and opened a new branch in McDonald, Ohio. A new wholesale mortgage department was also initiated, expanding our service area into Indiana and Kentucky and providing a valuable new revenue stream.

The interest rate environment in 2004 significantly slowed the pace of loans sold in the secondary market. However, we had expected this to occur and planned accordingly. More challenging was the provision for loan losses of $9.4 million in 2004. This provision was primarily related to impairment charges involving multiple consumer and commercial loans within a single industry. Though unfortunate, these situations are realities of banking and no institution is totally immune. I am proud of our quick response in addressing this issue and our asset review processes have been strengthened as a result.

Aside from that, we had very strong overall credit quality throughout our organization in 2004. That quality, combined with our increasing geographic diversity and a strengthening economy, helped us achieve an exceptionally low overall delinquency rate of 1.2 percent at year end.



Our region's economic strength also made this past year a very solid one for Butler Wick. On a stand-alone basis, gross revenue, consisting primarily of commission and service fee income from the Private Client Group and Trust Company operations, increased 13 percent from prior year levels. When combined with an overall operating expense increase of 10 percent during the year, the total contribution to net profit for the Company from Butler Wick increased significantly.

Throughout 2004, our commitment to enriching the communities we serve continued to be a high priority. To that end, our Charitable Foundation provided $729,000 in 2004 to multiple organizations focused on issues ranging from education to healthcare to disadvantaged children and adults.

As we head into 2005, I am pleased with our momentum and our prospects for future success. Please accept my sincere thanks, and those of United Community's staff, management and board of directors, for your continued support.



Douglas M. McKay

CEO and Chairman of the Board, **Home Savings,** *President and Chairman of the Board,* **United Community Financial Corp.**





Home Savings

Heading into 2004, a rising rate environment, election-year uncertainties and other business variables posed unique challenges. Nevertheless, President and COO David Lodge and his team set substantial performance goals for the year and made an organization-wide commitment to meeting them. Thanks to effective planning, sound execution and continued regional economic growth, Home Savings met or exceeded all budgeted targets, growing substantially for the year.

"We had expected rising rates would reduce opportunities to originate and sell mortgage loans compared to years past. As a result, we refocused our efforts to make up that revenue in other areas and successfully drove substantial growth in consumer loans, commercial loans and deposits," Lodge said. "At the same time, we continued to restructure our balance sheet to include more adjustable-rate loans."

Home Savings deposits for 2004 increased nearly $100 million, or seven percent, over 2003, with more than 12,000 new checking accounts initiated. Non-interest income from transaction accounts increased 28 percent to $5.8 million.

On the lending side, consumer loan activity set a record, with growth exceeding $90 million. Home equity lines were a primary driver during the year. Mortgage and refinancing activity remained steady, and new initiatives such as the eHOMEZone web-based application helped expand market reach.

During 2004, commercial lending closed $210 million in loans, with fees exceeding $1 million for the third consecutive year. "We are seeing the benefits of a commitment we began several years ago to focus on commercial real estate throughout our market areas. We have now established a portfolio exceeding $500 million and are doing particularly well with an emphasis in investment property financing throughout the Cleveland, Pittsburgh and Columbus areas," Lodge said.

Innovation was also part of the Home Savings plan in 2004. The Bank established a new Investment Department to provide retirement planning, mutual funds and other services to its retail customer base. The Company's first-ever wholesale mortgage unit was also created, offering originations in Ohio, Pennsylvania, Kentucky and Indiana.

Expansion and enhancements continued at the community banking level, with a new McDonald branch in Northeast Ohio and scheduled relocations of branches in Austintown and Fremont, Ohio.

"We are always looking for new branch locations with growth potential throughout our market areas, and are also repositioning existing branches to optimize service and capacity. Our new branch in Austintown will replace a 50-year-old office and provide the kind of modern banking conveniences expected of a location that services $90 million in deposits," Lodge said. "In 2004, we also began a comprehensive cost-benefit analysis of all branches and banking products. That effort will be complete in early 2005 and will be invaluable as we work to become even more efficient going forward."

Lodge also noted the increasingly important role of Online Banking and TeleBanking for Home Savings. Online Banking jumped 37 percent in visitor sessions in 2004, with the number of users quickly approaching 10,000. Online Bill Pay also grew 45 percent for the year.



"In an era of continuing bank consolidation, Home Savings has become more trusted and relied upon than ever as a truly community-oriented institution that cares about those we serve."

David G. Lodge, *President and COO*

"Online Banking and TeleBanking are important and expected aspects of service for today's market. They also reflect our sales culture that focuses on the comprehensive needs of our customers, ensuring we are more than just 'order takers.'"

As part of its commitment to meeting customer needs across its market, Home Savings created a home buyers program to assist first-time home buyers in the Hispanic community. The program, supported in part by Freddie Mac, provides education, low-cost rates and other tools to help new homeowners get off on the right foot. In 2004, the Bank also received a $50,000 American Dream grant from the Federal Home Loan Bank to be used for down-payment assistance for first-time home buyers.

"In an era of continuing bank consolidation, Home Savings has become more trusted and relied upon than ever as a truly community-oriented institution that cares about those we serve. As long as our day-to-day approach starts and ends with that basic philosophy, we know the results will continue to follow."





Butler Wick

The five operating groups of Butler Wick worked in concert during 2004 to deliver solid increases in revenue and profit for the year. During the period, nearly every area of the business showed improvement, as the regional economy continued to gain momentum and overall investment activity accelerated.

With a 78-year heritage, Butler Wick is one of the most respected names in financial services in Ohio. Products and services include comprehensive financial planning, professional money management, asset allocation and wealth protection.

"Our Private Client Group had a very good year, generating $16 million in total revenue as the pace of investment activity continued to increase. As a result of additional business volume, we moved to increase our roster of financial consultants by 20 percent," said Thomas J. Cavalier, Chairman, CEO and President of Butler Wick. "In addition, we consolidated our trading operation into our Institutional Markets Group, more effectively leveraging the extensive knowledge and experience within that team."

In its first full year of operation, the Institutional Markets Group continued to take shape, generating good revenue in the fourth quarter and making significant additional contributions to the Company. The Group is currently handling all taxable fixed-income trading and most of Butler Wick's larger equity trading. It is also providing invaluable guidance to the Private Client Group.

The Capital Markets Group also performed at near-record levels, providing investment banking and underwriting services for 20 bond issues for a total of $160 million in new financings for municipalities, school districts and hospitals. The Group estimates that it handled approximately 40 percent of classroom facilities projects throughout the State of Ohio during 2004.

"We have worked hard to establish an organizational and service structure that is highly efficient and highly integrated, with each operating group supporting the other in different ways," Cavalier said. "The better we leverage our combined strengths, the better the end results will be for our clients—and in our business, bottom line results are what matter."

In 2004, the Investment Management Group was successful in obtaining AIMR (Association for Investment Management and Research) compliant status for its performance results. This will give us the opportunity to offer our services to a greater number of potential clients. In 2005, this group will work closely with our Institutional Markets Group to enhance our presence in the State of Ohio.

"As one of the few truly Ohio-based firms remaining today, we believe our new AIMR compliant status, combined with our demonstrated history of performance, puts us in a strong position to offer our services throughout the state and increase assets under management in 2005," Cavalier added.

Butler Wick's Trust Company was formed in 1996 and has grown trust assets to nearly $700 million. The Company also delivered its eighth consecutive year of record revenue and profit in 2004.



"[Butler Wick] is built on relationships and results, and we are more committed to those principles than ever before."

Thomas J. Cavalier, *Chairman/President and CEO*

"As good as 2004 was for Butler Wick, we realize that we cannot become complacent, particularly when we believe our best opportunities are still on the horizon. Our business is built on relationships and results and we are more committed to those principals than ever before. Our clients need to know that when they have a question, request or problem, decisions are made quickly and close to home," Cavalier said.

"Overall, I am very pleased with where we have been and where we are headed as an organization, and believe we will have additional growth and expansion in 2005. As always, we move forward pledging to uphold the highest possible business practices and ethics in serving our clients."





Charitable Foundation

United Community Financial Corp. understands that today, more than ever, communities should be able to count on their local companies for leadership on issues that extend beyond 9-to-5 business. The Home Savings Charitable Foundation was established in 1990 to help the cities and towns we serve address critical social needs and improve the overall quality of life both today and in the years to come.

Our Charitable Foundation had a very active 2004, continuing a 14-year tradition of stewardship and outreach. During its history, the Foundation has provided millions of dollars of support to worthy non-profit organizations throughout our service area. Primary issues addressed include healthcare, education and needs of the disadvantaged.

In total, the Foundation provided $729,000 in support to multiple organizations within our market areas. Of that, more than $103,000 was awarded in college scholarships to graduating seniors. Also, as a result of branch expansion, the Foundation extended its geographic reach to include the Ohio regions of Aurora, Beachwood, Solon and Twinsburg.

"Our commitment to our neighboring organizations is not just a reflection of our mission as a foundation, it is also indicative of the people-focused culture of United Community, Home Savings and Butler Wick," explained Darlene Pavlock, Executive Director of the Charitable Foundation. "We take great pride in our contributions to the continuing vitality and growth of our communities, and we look forward to another rewarding year of partnerships and progress."



Table of Contents

10
Selected Financial and Other Data

12
Management's Discussion and Analysis of Financial Condition and Results of Operations

26
Consolidated Statements of Financial Condition

27
Consolidated Statements of Income

28
Consolidated Statements of Shareholders' Equity

29
Consolidated Statements of Cash Flows

30
Notes to Consolidated Financial Statements

55
Report of Independent Registered Public Accounting Firm on Financial Statements

56
Shareholder Information



Selected Financial and Other Data

Selected financial condition data:	At December 31,				
(In thousands)	**2004**	2003	2002	2001	2000
Total assets	**$2,287,788**	$2,073,833	$1,990,131	$1,944,780	$1,300,199
Cash and cash equivalents	**40,281**	81,155	110,936	205,883	45,972
Securities:					
Trading, at fair value	**32,316**	15,600	5,060	8,352	5,933
Available for sale, at fair value	**198,404**	227,525	237,268	118,150	190,176
Held to maturity, at amortized cost	**—**	—	—	80,496	108,560
Loans held for sale	**59,099**	37,715	45,825	20,192	—
Loans, net	**1,815,976**	1,576,494	1,478,213	1,406,479	876,653
Federal Home Loan Bank stock, at cost	**22,842**	21,924	21,069	18,760	13,793
Cash surrender value of life insurance	**21,406**	20,496	—	—	—
Deposits	**1,522,952**	1,423,698	1,481,901	1,383,418	900,413
Borrowed funds	**483,503**	338,463	210,024	271,631	114,317
Total shareholders' equity	**252,352**	279,836	274,569	261,880	261,899

Summary of earnings:	Year ended December 31,				
(In thousands)	**2004**	2003	2002	2001	2000
Interest income	**$ 113,441**	$ 111,663	$ 125,960	$ 113,989	$ 91,622
Interest expense	**40,378**	40,252	54,236	57,047	44,104
Net interest income	**73,063**	71,411	71,724	56,942	47,518
Provision for loan losses	**9,370**	3,179	3,578	2,495	300
Net interest income after provision for loan losses	**63,693**	68,232	68,146	54,447	47,218
Non-interest income	**36,109**	40,845	31,806	28,449	24,754
Non-interest expenses (1)	**72,834**	73,572	68,359	57,708	54,307
Income before income taxes	**26,968**	35,505	31,593	25,188	17,665
Income taxes	**9,103**	12,565	10,776	9,509	6,051
Net income	**$ 17,865**	$ 22,940	$ 20,817	$ 15,679	$ 11,614

(1) For the year ended December 31, 2000, non-interest expense included a $2.9 million gain on postretirement benefits curtailment and a $1.0 million loss on pension termination.



Selected financial ratios and other data:	At or for the year ended December 31,				
	2004	2003	2002	2001	2000
Performance ratios: (1)					
Return on average assets (2)	**0.83%**	1.15%	1.04%	0.97%	0.92%
Return on average shareholders' equity (3)	**7.01**	8.27	7.74	6.03	4.47
Interest rate spread (4)	**3.34**	3.51	3.36	2.95	2.91
Net interest margin (5)	**3.60**	3.81	3.79	3.66	3.89
Non-interest expense to average assets	**3.37**	3.70	3.74	3.56	4.30
Efficiency ratio (6)	**65.87**	65.29	64.52	66.34	75.14
Average interest-earning assets to average interest-bearing liabilities	**113.16**	114.24	114.98	119.23	127.08
Capital ratios:					
Average equity to average assets	**11.78**	13.95	13.48	16.04	20.57
Shareholders' equity to assets at year end	**11.03**	13.49	13.80	13.47	20.14
Tier 1 leverage ratio	**8.36**	8.22	8.05	9.07	14.51
Tier 1 risk-based capital ratio	**9.92**	9.64	11.64	13.88	23.51
Total risk-based capital ratio	**10.79**	10.56	12.61	14.70	24.33
Asset quality ratios:					
Nonperforming loans to loans, net (7)	**1.22**	0.94	1.06	0.89	1.11
Nonperforming assets to total assets at year end (8)	**1.04**	0.78	0.85	0.67	0.78
Allowance for loan losses as a percent of loans	**0.87**	0.96	1.02	0.82	0.75
Allowance for loan losses as a percent of nonperforming loans (7)	**71.57**	101.87	96.20	92.13	67.20
Number of:					
Loans	**41,690**	37,668	37,872	25,636	22,699
Deposits	**173,997**	169,920	173,528	164,753	115,785
Per share data:					
Basic earnings (9)	**$ 0.61**	$ 0.73	$ 0.65	$ 0.49	$ 0.35
Diluted earnings (9)	**0.60**	0.72	0.65	0.48	0.35
Book value (10)	**8.09**	8.21	7.79	7.34	7.02
Dividend per share	**0.30**	0.30	0.30	0.30	0.30
Dividend payout ratio (11)	**50.00%**	41.67%	46.15%	62.50%	85.71%

(1) *Performance ratios for 2000 reflect the $2.9 million gain on postretirement benefits curtailment and the $1.0 million loss on pension termination.*

(2) *Net income divided by average total assets. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average assets would have been 0.80% for the year ended December 31, 2000.*

(3) *Net income divided by average total equity. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the return on average equity would have been 3.90% for the year ended December 31, 2000.*

(4) *Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.*

(5) *Net interest income as a percentage of average interest-earning assets.*

(6) *Non-interest expense, excluding the amortization of core deposit intangible, divided by the sum of net interest income and non-interest income, excluding gains and losses on securities and other. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, the efficiency ratio would have been 78.22% for the year ended December 31, 2000.*

(7) *Nonperforming loans consist of nonaccrual loans and restructured loans.*

(8) *Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans and other repossessed assets.*

(9) *Net income divided by average number of shares outstanding. Excluding the effects of the gain on postretirement benefits curtailment and the loss on pension termination, basic and diluted earnings per share would have been $0.31 for the year ended December 31, 2000.*

(10) *Shareholders' equity divided by number of shares outstanding.*

(11) *Historical per share dividends declared and paid for the year divided by the diluted earnings per share for the year.*



General

United Community Financial Corp. (United Community) was incorporated in the State of Ohio in February 1998 for the purpose of owning all of the outstanding capital stock of The Home Savings and Loan Company of Youngstown, Ohio (Home Savings) issued upon the conversion of Home Savings from a mutual savings association to a permanent capital stock savings association (Conversion). The Conversion was completed on July 8, 1998. On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), an investment brokerage/advisory firm.

Home Savings conducts business from its main office located in Youngstown, Ohio, 36 full-service branches and five loan production offices located throughout Ohio and western Pennsylvania. The principal business of Home Savings is the origination of mortgage loans on one- to four-family residential real estate located in Home Savings' primary market area, which consists of Ashland, Columbiana, Cuyahoga, Erie, Geauga, Hancock, Huron, Lake, Mahoning, Montgomery, Richland, Sandusky, Seneca, Summit and Trumbull counties in Ohio and Beaver County in Pennsylvania. Home Savings also originates loans secured by non-residential real estate. In addition to real estate lending, Home Savings originates commercial loans and various types of consumer loans. For liquidity and interest rate risk management purposes, Home Savings invests in various financial instruments as discussed below. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the FDIC, principal repayments of loans, borrowings from the Federal Home Loan Bank and maturities of securities.

Interest on loans and other investments is Home Savings' primary source of income. Home Savings' principal expenses are interest paid on deposit accounts and other borrowings and salaries and benefits paid to our employees. Operating results are dependent to a significant degree on the net interest income of Home Savings, which is the difference between interest earned on loans and other investments and interest paid on deposits and borrowed funds. Like most thrift institutions, Home Savings' interest income and interest expense are significantly affected by general economic conditions and by the policies of various regulatory authorities.

Butler Wick is the parent company for two wholly owned subsidiaries: Butler Wick & Co., Inc. and Butler Wick Trust Company. Butler Wick conducts business from its main office located in Youngstown, Ohio and 14 offices located in northeastern Ohio and western Pennsylvania. Butler Wick primarily sells common and preferred stocks, but also offers an array of government, corporate and municipal bonds, unit trusts, mutual funds, IRAs, money market accounts and certificates of deposit. Butler Wick also offers investments in precious metals and a full line of life insurance and annuity products, personal and corporate financial planning, estate planning, pension and profit sharing.

The following discussion and analysis of the financial condition and results of operations of United Community and its subsidiaries should be read in conjunction with the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward Looking Statements

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipate," "plan," "expect," "believe," and similar expressions as they relate to United Community or its management are intended to identify such forward looking statements. United Community's actual results, performance or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Changes in Financial Condition

Total assets increased $214.0 million, or 10.3%, from $2.1 billion at December 31, 2003 to $2.3 billion at December 31, 2004. The net change in assets was a result of increases of $239.5 million, or 15.2%, in net loans, $21.4 million in loans held for sale, $16.7 million in trading securities and $3.3 million in other assets, which were partially offset by decreases of $40.9 million, or 50.4%, in cash and cash equivalents and $29.1 million, or 12.8%, in



securities held for sale. Total liabilities increased $241.4 million, or 13.5%, primarily as a result of a $116.4 million, or 73.2%, increase in short-term borrowed funds, a $28.6 million increase in long-term borrowed funds, a $77.7 million increase in interest-bearing deposits and a $21.5 million increase in non-interest bearing deposits. These increases were offset by a decrease of $4.3 million, or 21.4%, in accrued expenses and other liabilities. We anticipate continued balance sheet growth resulting from our expansion within our existing regions, including ongoing benefits from the introduction of new products, as well as ongoing benefits from new offices opened in 2004 and those planned for 2005.

Net loans increased $239.5 million, or 15.2%, to $1.8 billion at December 31, 2004, compared to $1.6 billion at December 31, 2003. The most significant increases were in the one- to four-family portfolio with a $91.0 million increase in one- to four-family real estate loans and a $56.4 million increase in one- to four-family construction loans. Other increases in the loan portfolio included a $48.9 million increase in consumer loans, a $20.0 million increase in commercial loans and a $19.6 million increase in multi-family and non-residential construction loans. Also contributing to the increase was a decrease in deferred fees on loans of $998,000 offset by an increase in the allowance for loan losses of $766,000. During 2003, Home Savings entered into an agreement to purchase one- to four-family construction loans from another institution. Loans purchased under this agreement earn a floating rate of interest, are guaranteed as to principal and interest by a third party and may be for the purpose of constructing either pre-sold or speculative homes. Home Savings continued to purchase loans under this program in 2004 and had approximately $85.5 million outstanding at December 31, 2004. The establishment of a wholesale loan department at Home Savings also contributed to the increase in net loans. Home Savings anticipates continued net growth in all loan categories, which may increase the risk of loan losses. Non-residential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties. Furthermore, consumer lending can also involve a higher degree of risk than residential real estate lending as collateral for consumer loans can decline in value more quickly than real estate collateral.

Loans held for sale were $59.1 million at December 31, 2004 compared to $37.7 million at December 31, 2003. The balance of loans held for sale at any point in time includes loans that have not yet been sold and loans that have been sold with future delivery dates. The gain or loss on the sale of these loans is not recognized until the settlement of the transaction and subsequent delivery of the loan. Home Savings actively manages its pipeline of loans in process utilizing forward sale contracts to minimize exposure to rising interest rates. In the third quarter of 2004, Home Savings transferred $39.3 million in fixed rate, fixed term second mortgage loans originated by the bank from the portfolio to loans held for sale. Also contributing to the increase in 2004 was the commencement of originating Small Business Administration loans for sale. The Company purchases residential mortgage loans from a number of correspondent lenders in the normal course of business. Looking into 2005, Home Savings intends to continue to sell fixed rate loans as a part of its strategic plan to manage interest rate risk. As interest rates rise, loan origination volumes generally decline, thus resulting in fewer loans available for sale.

Trading securities increased $16.7 million, or 107.2%, from December 31, 2003 to December 31, 2004. The increase is a result of an increase in Butler Wick's trading portfolio of $18.8 million. This portfolio consists of U.S. agency securities of the Federal Home Loan Bank and Federal National Mortgage Association, with an average maturity of 1.7 years. Partially offsetting the increase was a decrease in trading securities held by United Community in relation to the Butler Wick Retention Plan. Approximately 56% of the plan's assets were distributed in August as all participants fully vested at that time. Refer to Note 17 of the consolidated financial statements for further discussion of the retention plan.

Other assets increased $3.3 million during 2004. The increase is a result of increases in customer receivables for returned checks of $866,000 and increased prepaid service contracts of $251,000 at Home Savings and increases of $455,000 in receivables due from customers and $369,000 in receivables due from brokers/dealers at Butler Wick. Also contributing to the increase was an increase in deferred federal income tax at United



Community of $365,000 and in other accounts receivable of $390,000 due to United Community for a security sale that occurred prior to year end and settled in January 2005.

Funds not currently utilized for general corporate purposes, including loan originations, enhanced customer services and possible acquisitions, are invested in overnight funds and securities. Cash and cash equivalents decreased $40.9 million, or 50.4%, to $40.3 million at December 31, 2004 compared to $81.2 million at December 31, 2003. The decrease is primarily as a result of the completion of the self-tender offer in March 2004 in which United Community purchased 3,667,227 common shares at $12.50 per share.

Available for sale securities decreased during 2004 as a result of paydowns and maturities of $76.2 million and sales of $46.5 million in Home Savings' portfolio. Activity in Butler Wick's portfolio also contributed to the decrease with sales of $14.2 million and paydowns of $100,000. United Community sold $2.3 million in securities during 2004, further contributing to the decrease. Home Savings had purchases of available for sale securities of $95.7 million, while Butler Wick had purchases of $15.9 million and United Community purchased $105,000 of securities, partially offsetting the paydown, maturity and sale activity.

During the second quarter of 2003, Home Savings invested $20.0 million in bank owned life insurance, which is insurance on the lives of certain employees where Home Savings is the beneficiary. Bank owned life insurance provides a long-term asset to offset long-term benefit liabilities, while generating competitive investment yields. Home Savings recognized into other non-interest income a $496,000 increase in the cash value of the policy in 2003 and $910,000 in 2004. The increase in the cash value of the policy is tax exempt and any death benefit proceeds received by Home Savings are tax-free.

Total deposits increased $99.3 million, or 7.0%, from $1.4 billion at December 31, 2003 to $1.5 billion at December 31, 2004, primarily as a result of an increase in certificates of deposit of $82.1 million and an increase in non-interest bearing NOW deposits of $21.0 million. This change was offset by a modest decrease of $4.0 million in savings accounts. Non-interest bearing NOW deposits account for the majority of Home Savings' non-interest bearing deposits. During 2004, Home Savings continued emphasizing growth in core deposit accounts that may be more likely to generate lasting customer relationships. Also, certificate of deposit pricing was more aggressive in order to attract new customers. Management continually evaluates many variables when pricing deposits, including cash requirements, liquidity targets, asset acquisition, liability mix, and interest rate risk when pricing deposits. The increase in total deposits was used to partially fund the increase in loan volume during 2004.

Borrowed funds increased $145.0 million, or 42.9%, at December 31, 2004 compared to December 31, 2003. Home Savings had increases of $94.0 million in short-term Federal Home Loan Bank advances and $30.7 million in long-term Federal Home Loan Bank advances during 2004. These increases were used to fund loan growth in excess of deposit growth. Butler Wick incurred a $19.2 million increase in short-term borrowings in order to fund the purchase of the government agency securities held in their trading portfolio. The securities were used to collateralize repurchase agreements. The increase in other borrowed funds was offset by a modest decrease in repurchase agreement deposits at Home Savings of $2.4 million. United Community continually evaluates funding alternatives and may borrow additional funds in 2005 to satisfy funding requirements.

Total shareholders' equity decreased $27.5 million, or 9.8%, from December 31, 2003 to December 31, 2004. The decrease was primarily due to treasury stock purchases, offset by increases in capital stock and retained earnings along with a decrease in unearned compensation. Treasury stock increased $40.3 million as a result of United Community's self-tender in which it purchased 3,667,227 shares at a cost of $46.2 million in March 2004. This purchase was the result of the self-tender offer discussed above and in the Liquidity and Capital section of this Management's Discussion and Analysis. Partially offsetting this purchase was the exercise of stock options. Eligible participants exercised approximately 913,000 stock options at a cost of $6.4 million. Capital stock increased as a result of the increase in United Community's share price for ESOP shares released and for stock options exercised during the year. Retained earnings increased as a result of net income for United Community of $855,000, Home Savings of $16.2 million and Butler Wick of $801,000 which were reduced by dividends paid to United Community



shareholders during 2004 of $8.5 million. Unearned compensation decreased $1.8 million as a result of shares released from the ESOP during 2004. Book value and tangible book value were $8.09 and $6.92, respectively, as of December 31, 2004.

Comparison of Operating Results for the Years Ended December 31, 2004 and December 31, 2003

Net Income. Net income for the year ended December 31, 2004 was $17.9 million, compared to $22.9 million for the year ended December 31, 2003, primarily due to an increase of $6.2 million in the provision for loan losses and reduced non-interest income of $4.7 million, offset by an increase in net interest income of $1.7 million and reduced provision for income taxes of $3.5 million.

Net Interest Income. Net interest income increased $1.7 million, or 2.3%, to $73.1 million in 2004 from $71.4 million for 2003. Total interest income increased $1.8 million while interest expense increased only slightly. The increase in total interest income was primarily due to increases in interest earned on loans at Home Savings of $3.8 million, in interest earned on margin accounts at Butler Wick of $113,000 and in interest earned on trading securities of $321,000. The average balance of net loans increased $231.6 million, driving the increase in interest earned on those assets. The increase in margin account interest is due to a higher yield earned on those assets of 88 basis points. The increase in trading securities was a result of an increase in the average balance of trading securities of $15.3 million in Butler Wick's portfolio. These increases were partially offset by a decrease in interest earned on available for sale securities of $1.8 million, due to a decrease in the average balance of available for sale securities of $62.9 as a result of paydowns, maturities and sales of securities previously discussed.

Interest expense increased slightly because a decline in interest expense on deposits at Home Savings of $2.5 million was more than offset by an increase in interest expense on borrowed funds of $2.7 million. The decrease in interest expense on deposits was caused by a decrease in the average rate paid as well as a decrease in the average balance of interest-bearing savings accounts of $21.3 million and a decrease in the average balance of NOW and money market accounts of $5.9 million. Interest on borrowed funds increased primarily as a result of a $172.7 million increase in the average balance of borrowings. Borrowings increased, as noted above, to fund loan growth in excess of deposit growth at Home Savings as well as to purchase trading securities used to collateralize repurchase agreements at Butler Wick. It is anticipated that the average rate paid on interest-bearing liabilities will increase in 2005 as rates have started to rise. However, management believes the Company is well positioned in the event of a gradual increase in interest rates as rates offered on loans will increase as well.

Provision for Loan Losses. Provisions for loan losses are charged to operations to bring the total allowance for loan losses to a level considered by management to be adequate, based on management's evaluation of such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying collateral, changes in the composition of the loan portfolio and prior loan loss experience. The provision for loan losses was $9.4 million in 2004 compared to a provision of $3.2 million in 2003. The $6.2 million increase is primarily a result of impairment charges aggregating $8.4 million in the third quarter. These impairment charges relate to two loans made to a boat dealer and to a number of loans to purchasers of boats from that dealer. The charge was recorded after the Company learned that insufficient collateral securing these loans as well as lack of clear title to the collateral existed. Also, the mix of all loans in the portfolio in recent years has changed to include more construction, consumer, commercial and commercial real estate loans which involve a relatively higher level of credit risk. These factors all required a higher provision for loan losses than if the portfolio remained primarily comprised of one- to four-family mortgage loans. The allowance for loan losses totaled $15.9 million at December 31, 2004, which was 0.87% of net loans and 71.6% of nonperforming loans compared to $15.1 million at December 31, 2003, which was 0.96% of net loans and 101.9% of nonperforming loans.

Non-interest Income. Non-interest income decreased $4.7 million, or 11.6%, to $36.1 million for the year ended December 31, 2004, from $40.8 million for the year ended December 31, 2003. The decrease was due to decreases of $8.5 million in net gains recognized on the sale of loans, $831,000 in gains recognized on available for sale securities, $857,000 in gains recognized on trading securities and $499,000 in underwriting and investment banking income.



During 2004, Home Savings sold $180.9 million in mortgage loans compared to sales of $536.6 million in 2003. A decline in one- to four-family residential loan origination volumes led to the gain on related sales. As interest rates begin to rise, loan sales are expected to continue slowing into the foreseeable future.

The decline in gains on available for sale securities was a result of an other-than-temporary charge of $1.4 million taken by Home Savings to write down a Fannie Mae security to its approximate market value. Home Savings incurred the charge because the market value of the stock declined significantly in the fourth quarter, following several negative announcements by Fannie Mae involving regulatory actions, earnings restatements and management turnover. Home Savings concluded that these events made the likelihood of future price appreciation less certain in the near term and would extend the time period for a recovery of the Company's investment cost beyond previous estimates.

The change in income from trading securities was a result of larger losses recognized in Butler Wick's trading portfolio in 2004 compared to 2003. In 2004, Butler Wick sustained losses aggregating $142,000 on a portfolio of $30.3 million compared to $21,000 on a portfolio of $11.5 million in 2003. Also, lower gains were recognized on the retention plan at Butler Wick during 2004 compared to 2003. Gains recognized on the retention plan in 2004 were $135,000 compared to $872,000 in 2003 and are expected to remain low as a result of the distribution in August 2004 of 56% of the plan assets to plan participants. Underwriting and investment banking fee income is derived from tax-advantaged bond offerings for school districts, health care facilities, municipalities and public agencies. Butler Wick brought fewer of these offerings to the market in 2004 compared to 2003 resulting in a decrease in revenues of $499,000.

A 40.5% increase in service fees and other charges in 2004 partially offset the aforementioned decreases in non-interest income. Service fees at Home Savings increased $2.7 million for the year ended December 31, 2004 compared to 2003 as a result of an increase in OverdraftHonor™ fees of $1.4 million, a decrease in deferred mortgage servicing rights amortization of $916,000 and a $341,000 increase in collection fee income. Service fees at Butler Wick increased $664,000, mostly due to an increase in trust fee income of $435,000 compared to 2003. Brokerage commissions also increased at Butler Wick for the year ending December 31, 2004 compared to the same period in 2003. Commissions are generated from the sale of equities, mutual funds and bonds to retail clients. Commissions increased $2.3 million over last year as a result of increased activity in 2004 compared to 2003.

Non-interest Expense. Non-interest expense decreased $738,000 to $72.8 million for 2004, from $73.6 million in 2003. The primary reasons for the decrease are decreases in salaries and employee benefits of $437,000, a decrease in amortization expense related to the core deposit intangible of $414,000, a decrease in advertising expense of $379,000 and a decrease in equipment and data processing of $373,000. The primary reasons for the decrease in salaries and employee benefits include a reduction in the accrued expense related to the postretirement benefit plan of $1.5 million at Home Savings. Additional factors that contributed to the decrease include decreases in commissions and bonuses paid at Home Savings and a reduction in RRP expense as participants in that plan vested in August 2003. Offsetting the change in salary expense at Home Savings was an increase in salary expense at Butler Wick of $565,000 as a result of increased brokerage activity. The decrease in the amortization of the core deposit intangible resulting from the 2001 acquisition of Industrial Bancorp, Inc. and the 2002 acquisition of Potters' Financial Corporation is a result of amortization on a lower balance. The amount of amortization taken is greater in the first years of acquisition and decreases as the asset ages. Advertising expense declined in 2004 as a result of lower advertising expenses recognized at Home Savings of $336,000 partially as a result of fewer advertising campaigns and $40,000 at Butler Wick. Equipment and data processing decreased as a result of lower depreciation expenses recognized at Home Savings in 2004 as compared to 2003.

Federal Income Taxes. Federal income taxes decreased $3.5 million, or 27.6%, in 2004 compared to 2003, primarily due to lower pretax income in 2004. The effective tax rate was 34% in 2004 and 35% in 2003. Refer to Note 14 to the consolidated financial statements for a further analysis of the effective tax rate.



Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

Net Income. Net income for the year ended December 31, 2003 was $22.9 million, compared to $20.8 million for the year ended December 31, 2002, primarily due to an increase of $9.0 million in non-interest income and a $399,000 decline in the provision for loan losses. This increase was partially offset by a $313,000 decline in net interest income and a $5.2 million increase in non-interest expense. Diluted earnings per share for the year ended December 31, 2003 were $0.72 compared to diluted earnings per share of $0.65 for the year ended December 31, 2002.

Net Interest Income. Net interest income decreased $313,000, or 0.4%, to $71.4 million in 2003 from $71.7 million for 2002. Total interest income decreased $14.3 million and interest expense declined $14.0 million. The decrease in total interest income was primarily due to decreases in interest earned on loans of $11.4 million, interest earned on securities of $2.3 million and other interest-earning assets of $1.1 million. The average balance of interest-earning assets declined $19.9 million for the year ended December 31, 2003 compared to 2002. The average yield on interest-earning assets decreased to 5.97% in 2003 compared to 6.66% in 2002. The decrease in interest expense was primarily due to a decrease in interest expense on deposits of $14.0 million. The average balance of interest-bearing liabilities decreased $6.8 million and the average rate paid decreased to 2.46% for 2003 from 3.30% for 2002. The net result of these changes was a 2 basis point increase in the net interest margin to 3.81% for 2003 from 3.79% for 2002.

Provision for Loan Losses. Provisions for loan losses are charged to operations to bring the total allowance for loan losses to a level considered by management to be adequate to provide for probable estimated losses based on management's evaluation of such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying collateral, changes in the composition of the loan portfolio and prior loan loss experience. The provision for loan losses was $3.2 million in 2003 compared to a provision of $3.6 million in 2002, primarily as a result of declines in nonperforming loans and delinquent loans. The decision to diversify the mix of loans in the portfolio in recent years to include more construction, consumer, commercial and commercial real estate loans involved the acceptance of a relatively higher level of credit risk. As a result, this may require a higher provision for loan losses than if the portfolio remained primarily comprised of one- to four-family mortgage loans. The allowance for loan losses totaled $15.1 million at December 31, 2003, which was 0.96% of total loans and 100.7% of nonperforming loans.

Non-interest Income. Non-interest income increased $9.0 million, or 28.4%, to $40.8 million for the year ended December 31, 2003, from $31.8 million for the year ended December 31, 2002. The increase was primarily due to increases of $5.8 million in net gains recognized on the sale of loans, $1.5 million in gains recognized on trading securities, $1.2 million in commissions earned and $1.2 million in underwriting and investment banking income. During 2003, Home Savings sold a total of $536.6 million in mortgage loans, including $90.4 million in loans out of the portfolio, compared to total sales of $338.7 million in 2002, including $107.9 million from the portfolio. As a result of declining one- to four-family residential loan volumes, the gain on related sales is expected to decline. The change in trading securities was a result of a $1.5 million increase in the value of securities held for the Butler Wick retention plan. The changes in commissions and underwriting are predominately related to an increase in the dollar volume of bond issues underwritten by Butler Wick in 2003. These increases were partially offset by a $1.3 million decline in gains recognized on the sale of securities as a result of $21.3 million of security sales during 2003 compared to $46.0 million in 2002. Gains recognized in 2002 include $476,000 from the sale of stock received in the Anthem demutualization, which Home Savings received since Anthem is Home Savings' health insurance provider. To recognize the receipt of the stock, other income was increased by $847,000 in 2002. The $242,000 decrease in other income during 2003 was a result of the non-recurring receipt of the Anthem stock in 2002, partially offset by $496,000 income recognized from the investment in bank owned life insurance in 2003.

Non-interest Expense. Non-interest expense increased $5.2 million to $73.6 million for 2003, from $68.4 million in 2002. The primary reasons for the increase are an increase in salaries and employee benefits of $6.6 million



and an increase in equipment and data processing of $1.2 million. The primary reasons for the increase in salaries and employee benefits include $2.5 million in additional expense related to the postretirement benefit plan as a result of rising health care costs and a $1.5 million increase in the value of the Butler Wick retention plan. Additional factors that contributed to the increase include increases in commissions and bonuses paid, as a result of increased loan volumes and increased dollar volumes of bond underwriting, and a full year of expense for personnel from the acquisition of Potters as opposed to nine months worth of expense in 2002. The change in equipment and data processing is a result of increased depreciation for a new teller system and phone system, computer and equipment upgrades to run the new system and a full year of depreciation for Potters in 2003 compared to nine months in 2002. These increases were partially offset by a $1.7 million decline in other expense mainly as a result of a $954,000 decline in bank fees as a result of the early extinguishment of debt in 2002. Decreases in supervisory fees, telephone expense and FDIC SAIF premiums also contributed to the decline.

Federal Income Taxes. Federal income taxes increased $1.8 million, or 16.6%, in 2003 compared to 2002, primarily due to higher pretax income in 2003. The effective tax rate was 35% in 2003 and 34% in 2002. The primary reason for the increase in the effective tax rate is related to the reversal in 2002 of a $400,000 valuation allowance that was established in 1999 in relation to the contribution United Community made to the Home Savings Charitable Foundation. Based on current levels of taxable income, management believes that the tax benefit related to the contribution will be completely utilized. Refer to Note 14 to the consolidated financial statements for a further analysis of the effective tax rate.

Critical Accounting Policies and Estimates

The accounting and reporting policies of United Community are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by United Community are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses, mortgage servicing rights and other-than-temporary impairment are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those used by management could result in material changes in United Community's financial position or results of operations.

Allowance for Loan Losses. The allowance for loan losses is an amount that management believes will be adequate to absorb probable incurred losses in existing loans taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that affect the borrower's ability to pay. Determination of the allowance is inherently subjective due to the aforementioned reasons. Loan losses are charged-off against the allowance when management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Allowances established to provide for losses related to recourse provisions under loan sale agreements are classified with other liabilities.



The allowance is based on management's evaluation of homogeneous groups of loans (single-family residential mortgage loans and all consumer credit except marine loans) to which loss factors have been applied, as well as an evaluation of individual credits (multi-family and non-residential mortgage loans and marine loans) which are based on internal risk ratings, collateral and other unique characteristics of each loan.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

Mortgage Servicing Rights. The cost of mortgage loans sold or securitized is allocated between the mortgage servicing rights and the mortgage loans based on the relative fair values of each. The fair value of the mortgage servicing rights is determined by using a discounted cash flow model, which estimates the present value of the future net cash flows of the servicing portfolio based on various factors, such as servicing costs, expected prepayment speeds and discount rates, about which management must make assumptions based on future expectations.

Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Management periodically evaluates mortgage servicing rights for impairment by stratifying the loans in the servicing portfolio primarily based on fair value of the rights as compared to amortized cost. Impairment is measured by estimating the fair value of each pool, taking into consideration the estimated level of prepayments based upon current industry expectations. An impairment allowance is recorded for a pool when, and in an amount which, its fair value is less than its carrying value.

The value of mortgage servicing rights is subject to prepayment risk. Future expected net cash flows from servicing a loan will not be realized if the loan pays off earlier than anticipated. Since most of these loans do not contain prepayment penalties, United Community receives no economic benefit if the loan pays off earlier than anticipated.

Other-than-temporary Impairment. Securities are written down to fair value when a decline in fair value is other-than-temporary. Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value. Management must use its judgment based on information available in assessing the likelihood of recovery in value.

Yields Earned and Rates Paid

The following table sets forth certain information relating to United Community's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. Loan fees are included in interest income. The average balance for securities available for sale is computed using the carrying value and the average yield on securities available for sale has been computed using the historical amortized average balance.



	Year ended December 31,								
(Dollars in thousands)	**2004**			2003			2002		
	Average outstanding balance	**Interest earned/ paid**	**Yield/ rate**	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
Interest-earning assets:									
Net loans (1)	**$1,728,139**	**$102,453**	**5.93%**	$1,496,518	$ 98,646	6.59%	$1,507,591	$110,013	7.30%
Loans held for sale	**30,814**	**1,449**	**4.70**	41,418	1,950	4.71	18,351	1,243	6.77
Securities:									
Trading	**29,221**	**736**	**2.52**	13,887	415	2.99	10,179	196	1.93
Available for sale	**200,069**	**7,022**	**3.51**	262,967	8,851	3.37	174,526	7,602	4.36
Held to maturity	**—**	**—**	**—**	—	—	—	56,845	3,762	6.62
Margin accounts	**14,117**	**802**	**5.68**	14,349	689	4.80	17,883	830	4.64
Federal Home Loan Bank stock	**22,262**	**919**	**4.13**	21,388	855	4.00	20,136	932	4.63
Other interest-earning assets	**4,958**	**60**	**1.21**	21,415	257	1.20	86,318	1,382	1.60
Total interest-earning assets	**$2,029,580**	**113,441**	**5.59**	1,871,942	111,663	5.97	1,891,829	125,960	6.66
Non-interest-earning assets	**132,972**			116,685			103,504		
Total assets	**$2,162,552**			$1,988,627			$1,995,333		
Interest-bearing liabilities:									
Deposits:									
Checking accounts	**$ 302,936**	**$ 2,386**	**0.79%**	$ 308,816	$ 3,112	1.01%	$ 279,894	$ 5,319	1.90%
Savings accounts	**314,588**	**1,361**	**0.43**	335,843	2,347	0.70	299,048	4,946	1.65
Certificates of deposit	**773,019**	**24,614**	**3.18**	763,704	25,441	3.33	850,054	34,668	4.08
Other borrowed funds	**402,942**	**12,017**	**2.98**	230,276	9,352	4.06	216,420	9,303	4.30
Total interest-bearing liabilities	**1,793,485**	**40,378**	**2.25**	1,638,639	40,252	2.46	1,645,416	54,236	3.30
Non-interest bearing liabilities	**114,277**			72,536			80,969		
Total liabilities	**1,907,762**			1,711,175			1,726,385		
Shareholders' equity	**254,790**			277,452			268,948		
Total liabilities and equity	**$2,162,552**			$1,988,627			$1,995,333		
Net interest income and interest rate spread		**$ 73,063**	**3.34%**		$ 71,411	3.51%		$ 71,724	3.36%
Net interest margin			**3.60%**			3.81%			3.79%
Average interest-earning assets to average interest-bearing liabilities			**113.16%**			114.24%			114.98%

(1) Nonaccrual loans are included in the average balance.



The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected United Community's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated in proportion to the changes due to volume and rate:

	Year ended December 31,					
(Dollars in thousands)	**2004 vs. 2003**			2003 vs. 2002		
	Increase (decrease) due to		**Total increase**	Increase (decrease) due to		Total increase
	Rate	**Volume**	**(decrease)**	Rate	Volume	(decrease)
Interest-earning assets:						
Loans	**$(7,071)**	**$10,878**	**$ 3,807**	$(10,564)	$ (803)	$(11,367)
Loans held for sale	**(2)**	**(499)**	**(501)**	(226)	933	707
Securities:						
Trading	**(53)**	**374**	**321**	132	87	219
Available for sale	**398**	**(2,227)**	**(1,829)**	(1,016)	2,265	1,249
Held to maturity	**—**	**—**	**—**	(1,881)	(1,881)	(3,762)
Margin accounts	**124**	**(11)**	**113**	30	(171)	(141)
Federal Home Loan Bank stock	**28**	**36**	**64**	(142)	65	(77)
Other interest-earning assets	**2**	**(199)**	**(197)**	(281)	(844)	(1,125)
Total interest-earning assets	**$ 6,574**	**$ 8,352**	**$ 1,778**	$(13,948)	$ (349)	$(14,297)
Interest-bearing liabilities:						
Checking accounts	**(846)**	**(140)**	**(986)**	(2,829)	704	(2,125)
Savings accounts	**(668)**	**(58)**	**(726)**	(3,303)	622	(2,681)
Certificates of deposit	**(1,143)**	**316**	**(827)**	(5,935)	(3,292)	(9,227)
Other borrowed funds	**(1,462)**	**4,127**	**2,665**	(307)	356	49
Total interest-bearing liabilities	**$(4,119)**	**$ 4,245**	**$ 126**	$(12,374)	$(1,610)	$(13,984)
Change in net interest income			**$ 1,652**			$ (313)



Contractual Obligations, Commitments, Contingent Liabilities, and Off Balance Sheet Arrangements

The following table presents, as of December 31, 2004, United Community's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further detail of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
(Dollars in thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Operating leases	8	$ 1,199	$ 1,816	$ 1,245	$ 425	$ 4,685
Deposits without a stated maturity	10	698,667	—	—	—	698,667
Certificates of deposit	10	347,062	296,242	180,981	—	824,285
Federal Home Loan Bank borrowings	11	215,435	157,300	31,500	18,920	423,355
Other borrowed funds	11	60,148	—	—	—	60,148

Discussion of loan commitments is included in Note 5 to the consolidated financial statements. In addition, United Community has commitments under benefit plans as described in Note 16 to the consolidated financial statements.

In September 2003, an arbitration proceeding was initiated against Butler Wick seeking compensatory and punitive damages, interest and other costs in connection with alleged losses experienced in the claimants' brokerage account. Further discussion of this proceeding and its progress is included in Note 12 to the consolidated financial statements.

Asset and Liability Management and Market Risk

Qualitative Aspects of Market Risk. The principal market risk affecting United Community is interest rate risk. United Community is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. Interest rate risk is defined as the sensitivity of a company's earnings and net asset values to changes in interest rates. As part of its efforts to monitor and manage the interest rate risk, the Board of Directors of Home Savings, which accounts for most of the assets and liabilities of United Community, has adopted an interest rate risk policy that requires the Home Savings Board to review quarterly reports related to interest rate risk and annually set exposure limits for Home Savings as a guide to management in setting and implementing day to day operating strategies.

Quantitative Aspects of Market Risk. As part of its interest rate risk analysis, Home Savings uses the "net portfolio value" (NPV) methodology. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV and net interest income that would result from various levels of theoretical basis point changes in market interest rates.

Home Savings uses an NPV and earnings simulation model prepared internally as its primary method to identify and manage its interest rate risk profile. The model is based on actual cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and the prepayment rate of applicable financial instruments. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates also are incorporated into the model. These assumptions inherently are uncertain and, as a result, the model cannot measure precisely NPV or net interest income or precisely predict the impact of fluctuations in interest rates on net interest rate changes as well as changes in market conditions and management strategies.



Presented below are analyses of Home Savings' interest rate risk as measured by changes in NPV and net interest income for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. As noted, in a falling rate environment, Home Savings would experience a decline in net interest income and, as such, would be out of compliance with internal policy limitations if rates would fall 100 basis points. Home Savings continues to monitor its interest rate exposure to declining rates. See the table below for Board adopted policy limits. Management feels, however, that rising rates are the most likely scenario in the near term. The Board has been made aware of management's recommendations and will continue to monitor the risk. All other percentage changes fall within the policy limits set by the Board of Directors of Home Savings.

Year ended December 31, 2004

Change in rates (Basis points)	NPV as % of portfolio value of assets			Next 12 months Net interest income		
	NPV Ratio	Internal policy limitations	Change in %	$ Change	Internal policy limitations	% Change
+300	13.75%	5.00%	(0.41)%	$ 3,028	(15.00)%	4.22%
+200	14.09	6.00	(0.06)	2,318	(10.00)	3.23
+100	14.27	6.00	0.11	1,506	(5.00)	2.10
Static	14.16	7.00	—	—	—	—
(100)	13.22	6.00	(0.93)	(3,856)	(5.00)	(5.37)
(200)	N/A	N/A	N/A	N/A	(15.00)	N/A
(300)	N/A	N/A	N/A	N/A	(20.00)	N/A

N/A—Due to a continuing low interest environment, it is not possible to calculate results for these scenarios.

Year ended December 31, 2003

Change in rates (Basis points)	NPV as % of portfolio value of assets			Next 12 months Net interest income		
	NPV Ratio	Internal policy limitations	Change in %	$ Change	Internal policy limitations	% Change
+300	13.54%	5.00%	(0.50)%	$ 658	(15.00)%	1.00%
+200	14.14	6.00	0.10	1,057	(10.00)	1.60
+100	14.32	6.00	0.28	1,097	(5.00)	1.66
Static	14.04	7.00	—	—	—	—
(100)	12.29	6.00	(1.75)	(1,703)	(5.00)	(2.58)
(200)	N/A	N/A	N/A	N/A	(15.00)	N/A
(300)	N/A	N/A	N/A	N/A	(20.00)	N/A

Due to changes in the composition of Home Savings' loan portfolio and with the prolonged period of low interest rates, Home Savings continues to be more sensitive to falling rates than rising rates. This increased sensitivity has occurred because a greater proportion of Home Savings' loans can reprice immediately and the prepayments on fixed rate loans dramatically increase. In addition, the value of core deposits is diminished in a falling rate environment.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal levels from certificates of deposit may deviate significantly from those assumed in making risk calculations.

Potential Impact of Changes in Interest Rates. Home Savings' profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and securities and interest expense on deposits and borrowings. Like most financial institutions, Home Savings' short-term interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Accordingly, Home Savings' earnings could be adversely affected during a continued period of falling interest rates.

Liquidity and Capital

United Community's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2004, 2003 and 2002.

	Years ended December 31,		
(Dollars in thousands)	**2004**	2003	2002
Net income	**$ 17,865**	$ 22,940	$ 20,817
Adjustments to reconcile net income to net cash from operating activities	**10,230**	20,152	(12,421)
Net cash from operating activities	**28,095**	43,092	8,396
Net cash from investing activities	**(264,802)**	(127,776)	(13,145)
Net cash from financing activities	**195,833**	54,903	(90,198)
Net change in cash and cash equivalents	**(40,874)**	(29,781)	(94,947)
Cash and cash equivalents at beginning of year	**81,155**	110,936	205,883
Cash and cash equivalents at end of year	**$ 40,281**	$ 81,155	$110,936

The principal sources of funds for United Community are deposits, loan repayments, maturities of securities, borrowings from financial institutions and other funds provided by operations. Home Savings also has the ability to borrow from the Federal Home Loan Bank. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. Investments in liquid assets maintained by United Community, Home Savings and Butler Wick are based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset and liability management program. At December 31, 2004, approximately $347.1 million of Home Savings' certificates of deposit are expected to mature within one year. Based on past experience and Home Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Home Savings at maturity, although there can be no assurance that this will occur.

The Board of Directors has authorized an ongoing program to purchase United Community's common shares to fund employee benefit programs, stock options and award programs and other corporate purposes. These purchases can be made in the open market or in negotiated transactions from time to time, depending on market conditions. United Community acquired 3,797,000 common shares for $47.8 million, 1,320,000 common shares for $12.4 million, and 559,000 common shares for $4.7 million during the years ended December 31, 2004, 2003 and 2002. United Community has remaining authorization to repurchase 856,747 shares as of December 31, 2004, under the current repurchase program. Management intends to repurchase shares as authorized.

The shares purchased in 2004 are primarily the result of a self-tender offer announced on January 26, 2004 and completed March 9, 2004. This offer was made in order to provide liquidity to the Company's shareholders and to quickly deploy excess capital in an efficient, cost-effective manner.

Home Savings is required by federal regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted tangible assets, leverage, also known as core capital (which for Home Savings consists solely of tangible capital) of 4.0% of adjusted total assets and risk-based capital (which for Home Savings consists of leverage capital and the allowance for loan losses) of 8% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).



The following table summarizes Home Savings' regulatory capital requirements and actual capital at December 31, 2004.

	Actual capital		Current minimum requirement		Excess of actual capital over current requirement		Applicable asset base
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Total
Tangible capital	$180,268	8.36%	$ 32,326	1.50%	$147,942	6.86%	$2,155,099
Core capital	180,268	8.36	86,204	4.00	94,064	4.36	2,155,099
Risk-based capital	196,145	10.79	145,408	8.00	50,737	2.79	1,817,606

Accounting and Reporting Developments

A discussion of recently issued accounting pronouncements and their impact on United Community's Consolidated Financial Statements is provided in Note 1 of the Notes to Consolidated Financial Statements.

Market Price and Dividends

There were 37,804,457 common shares of United Community stock issued and 31,224,760 shares outstanding and held by approximately 11,591 record holders as of February 28, 2005. United Community's common shares are traded on The Nasdaq Stock Market, under the symbol "UCFC." Quarterly stock prices and dividends declared are shown in the following table.

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
2004:				
High	**$13.24**	**$13.99**	**$13.10**	**$11.95**
Low	**11.15**	**11.10**	**10.43**	**10.57**
Close	**13.24**	**13.00**	**11.37**	**11.20**
Dividends declared and paid	**0.075**	**0.075**	**0.075**	**0.075**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003:				
High	$ 9.07	$ 9.70	$10.00	$12.00
Low	8.60	8.74	9.11	9.75
Close	8.82	9.22	9.90	11.41
Dividends declared and paid	0.075	0.075	0.075	0.075



Consolidated Statements of Financial Condition

(In thousands)	December 31, 2004	2003
Assets		
Cash and deposits with banks	**$ 36,886**	$ 36,334
Federal funds sold	**3,395**	44,821
Total cash and cash equivalents	**40,281**	81,155
Securities:		
Trading, at fair value	**32,316**	15,600
Available for sale, at fair value	**198,404**	227,525
Loans held for sale	**59,099**	37,715
Loans, net of allowance for loan losses of $15,877 and $15,111	**1,815,976**	1,576,494
Margin accounts	**14,851**	14,388
Federal Home Loan Bank stock, at cost	**22,842**	21,924
Premises and equipment, net	**20,793**	20,510
Accrued interest receivable	**9,445**	8,443
Real estate owned and other repossessed assets	**1,682**	1,299
Goodwill	**33,593**	33,593
Core deposit intangible	**2,887**	3,787
Cash surrender value of life insurance	**21,406**	20,496
Other assets	**14,213**	10,904
Total assets	**$2,287,788**	$2,073,833
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	**$ 84,965**	$ 63,442
Interest-bearing	**1,437,987**	1,360,256
Total deposits	**1,522,952**	1,423,698
Borrowed funds:		
Short-term	**275,583**	159,135
Long-term	**207,920**	179,328
Total borrowed funds	**483,503**	338,463
Advance payments by borrowers for taxes and insurance	**12,048**	10,721
Accrued interest payable	**1,089**	970
Accrued expenses and other liabilities	**15,844**	20,145
Total liabilities	**2,035,436**	1,793,997
Shareholders' Equity		
Preferred stock—no par value; 1,000,000 shares authorized and unissued	**—**	—
Common stock—no par value; 499,000,000 shares authorized; 37,804,457 shares issued	**142,337**	139,526
Retained earnings	**193,690**	185,495
Accumulated other comprehensive income	**1,063**	1,124
Unearned compensation	**(14,930)**	(16,752)
Treasury stock, at cost, 2004—6,602,477 shares and 2003—3,718,542 shares	**(69,808)**	(29,557)
Total shareholders' equity	**252,352**	279,836
Total liabilities and shareholders' equity	**$ 2,287,788**	$2,073,833

See Notes to Consolidated Financial Statements.



Consolidated Statements of Income

(In thousands, except per share data)	**2004**	2003	2002
	Year ended December 31,		
Interest income			
Loans	**$102,453**	$ 98,646	$110,013
Loans held for sale	**1,449**	1,950	1,243
Securities:			
Trading	**736**	415	196
Available for sale	**7,022**	8,851	7,602
Held to maturity	**—**	—	3,762
Margin accounts	**802**	689	830
Federal Home Loan Bank stock dividends	**919**	855	932
Other interest-earning assets	**60**	257	1,382
Total interest income	**113,441**	111,663	125,960
Interest expense			
Deposits	**28,361**	30,900	44,933
Other borrowed funds	**12,017**	9,352	9,303
Total interest expense	**40,378**	40,252	54,236
Net interest income	**73,063**	71,411	71,724
Provision for loan losses	**9,370**	3,179	3,578
Net interest income after provision for loan losses	**63,693**	68,232	68,146
Non-interest income			
Brokerage commissions	**17,189**	14,925	13,677
Service fees and other charges	**11,780**	8,382	7,976
Underwriting and investment banking	**1,029**	1,528	312
Net gains (losses):			
Securities available for sale	**8**	839	2,127
Trading securities	**(7)**	850	(651)
Loans sold	**3,192**	11,707	5,919
Other	**(43)**	(105)	(515)
Other income	**2,961**	2,719	2,961
Total non-interest income	**36,109**	40,845	31,806
Non-interest expense			
Salaries and employee benefits	**46,074**	46,511	39,917
Occupancy	**3,757**	3,658	3,186
Equipment and data processing	**9,086**	9,459	8,309
Franchise tax	**1,583**	1,562	2,032
Advertising	**1,853**	2,232	2,167
Amortization of core deposit intangible	**900**	1,314	2,180
Other expenses	**9,581**	8,836	10,568
Total non-interest expense	**72,834**	73,572	68,359
Income before income taxes	**26,968**	35,505	31,593
Income taxes	**9,103**	12,565	10,776
Net income	**$ 17,865**	$ 22,940	$ 20,817
Earnings Per Share			
Basic	**$ 0.61**	$ 0.73	$ 0.65
Diluted	**$ 0.60**	$ 0.72	$ 0.65

See Notes to Consolidated Financial Statements.



Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock	Total
Balance December 31, 2001	35,668	$136,903	$160,915	$ 1,402	$(22,988)	$(14,352)	$261,880
Comprehensive income:							
Net income	—	—	20,817	—	—	—	20,817
Reclassification of HTM securities	—	—	—	1,704	—	—	1,704
Change in net unrealized gain on securities, net of taxes of $517	—	—	—	(743)	—	—	(743)
Comprehensive income	—	—	20,817	961	—	—	21,778
Issuance of common shares for RRP	70	592	—	—	(592)	—	—
Amortization of restricted common stock compensation	—	215	—	—	1,947	—	2,162
Forfeiture of restricted common stock	(21)	(128)	—	—	87	—	(41)
Shares allocated to ESOP participants	—	625	—	—	1,822	—	2,447
Purchase of treasury stock	(559)	—	—	—	—	(4,662)	(4,662)
Exercise of stock options	87	—	(16)	—	—	657	641
Dividends paid, $0.30 per share	—	—	(9,636)	—	—	—	(9,636)
Balance December 31, 2002	35,245	138,207	172,080	2,363	(19,724)	(18,357)	274,569
Comprehensive income:							
Net income	—	—	22,940	—	—	—	22,940
Change in net unrealized gain (loss) on securities, net of taxes of $745	—	—	—	(1,239)	—	—	(1,239)
Comprehensive income	—	—	22,940	(1,239)	—	—	21,701
Issuance of common shares for RRP	2	23	—	—	(23)	—	—
Amortization of restricted common stock compensation	—	280	—	—	1,169	—	1,449
Forfeiture of restricted common stock	(1)	(7)	—	—	4	—	(3)
Shares allocated to ESOP participants	—	1,019	—	—	1,822	—	2,841
Purchase of treasury stock	(1,320)	—	—	—	—	(12,385)	(12,385)
Exercise of stock options	160	4	(96)	—	—	1,185	1,093
Dividends paid, $0.30 per share	—	—	(9,429)	—	—	—	(9,429)
Balance December 31, 2003	34,086	139,526	185,495	1,124	(16,752)	(29,557)	279,836
Comprehensive income:							
Net income	—	—	**17,865**	—	—	—	**17,865**
Change in net unrealized gain (loss) on securities, net of taxes of $33	—	—	—	**(61)**	—	—	**(61)**
Comprehensive income	—	—	**17,865**	**(61)**	—	—	**17,804**
Shares allocated to ESOP participants	—	**1,682**	—	—	**1,822**	—	**3,504**
Purchase of treasury stock	**(3,797)**	—	—	—	—	**(47,814)**	**(47,814)**
Exercise of stock options	**913**	**1,129**	**(1,137)**	—	—	**7,563**	**7,555**
Dividends paid, $0.30 per share	—	—	**(8,533)**	—	—	—	**(8,533)**
Balance December 31, 2004	**31,202**	**$142,337**	**$193,690**	**$ 1,063**	**$(14,930)**	**$(69,808)**	**$252,352**

See Notes to Consolidated Financial Statements.



Consolidated Statements of Cash Flows

(In thousands)	2004	2003	2002
	Year ended December 31,		
Cash Flows from Operating Activities			
Net income	**$ 17,865**	$ 22,940	$ 20,817
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**9,370**	3,179	3,578
Net gains	**(3,157)**	(12,441)	(7,517)
Amortization of premiums and accretion of discounts	**4,608**	6,340	2,119
Depreciation and amortization	**2,943**	3,544	2,948
Federal Home Loan Bank stock dividends	**(919)**	(855)	(932)
(Increase) decrease in interest receivable	**(1,002)**	1,115	784
Increase (decrease) in interest payable	**119**	(156)	(1,951)
(Increase) decrease in prepaid and other assets	**(5,869)**	(6,010)	3,827
(Decrease) increase in other liabilities	**(3,133)**	4,195	(7,758)
(Increase) decrease in trading securities	**(16,716)**	(10,540)	3,292
Amortization of restricted stock compensation	**—**	1,446	2,121
(Increase) decrease in margin accounts	**(463)**	421	6,170
Net principal disbursed on loans held for sale	**(155,664)**	(427,426)	(253,261)
Proceeds from sale of loans held for sale	**176,609**	454,499	231,712
ESOP compensation	**3,504**	2,841	2,447
Net cash from operating activities	**28,095**	43,092	8,396
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Securities available for sale	**76,282**	153,112	82,821
Securities held to maturity	**—**	—	25,679
Proceeds from sale of:			
Securities available for sale	**63,021**	22,325	45,096
Securities held to maturity	**—**	—	932
Loans	**—**	93,983	108,895
Commercial loan participations	**43,156**	9,443	3,725
Premises and equipment	**2**	—	27
Real estate owned	**1,932**	1,820	1,379
Purchases of:			
Securities available for sale	**(111,667)**	(170,458)	(187,144)
Securities held to maturity	**—**	—	(999)
Bank owned life insurance	**—**	(20,000)	—
Net cash paid for acquisition	**—**	—	(13,729)
Net principal disbursed on loans	**(120,527)**	(2,606)	(48,590)
Loans purchased	**(213,802)**	(211,370)	(27,335)
Purchases of premises and equipment	**(3,199)**	(4,025)	(3,902)
Net cash from investing activities	**(264,802)**	(127,776)	(13,145)
Cash Flows from Financing Activities			
Net increase in NOW, savings and money market accounts	**17,174**	17,935	50,574
Net increase (decrease) in certificates of deposit	**82,219**	(75,475)	(63,816)
Net increase in advance payments by borrowers for taxes and insurance	**1,327**	4,725	1
Proceeds from Federal Home Loan Bank term advances	**50,000**	25,500	25,000
Repayment of Federal Home Loan Bank term advances	**(19,257)**	(11,144)	(70,028)
Net change in other borrowed funds	**114,297**	114,083	(18,272)
Dividends paid	**(8,533)**	(9,429)	(9,636)
Proceeds from exercise of stock options	**6,420**	941	365
Purchase of treasury stock	**(47,814)**	(12,233)	(4,386)
Net cash from financing activities	**195,833**	54,903	(90,198)
Decrease in cash and cash equivalents	**(40,874)**	(29,781)	(94,947)
Cash and cash equivalents, beginning of year	**81,155**	110,936	205,883
Cash and cash equivalents, end of year	**$ 40,281**	$ 81,155	$ 110,936

See Notes to Consolidated Financial Statements.



1. Summary of Significant Accounting Policies

The accounting policies of United Community Financial Corp. (United Community), a unitary savings and loan holding company, The Home Savings and Loan Company of Youngstown, Ohio (Home Savings), an Ohio chartered savings bank, and Butler Wick Corp. (Butler Wick), an investment brokerage firm, conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking, thrift and brokerage industries. A summary of the more significant accounting policies follows.

Nature of Operations. United Community was incorporated under Ohio law in February 1998 by Home Savings in connection with the conversion of Home Savings from an Ohio mutual savings and loan association to an Ohio capital stock savings and loan association (Conversion). Upon consummation of the Conversion on July 8, 1998, United Community became the unitary savings and loan holding company for Home Savings. The business of Home Savings is providing consumer and business banking service to its market area in Ohio and western Pennsylvania. During 2003, Home Savings changed its charter to a state chartered savings bank. At the end of 2004, Home Savings was doing business through 36 full-service banking branches and 5 loan production offices. Loans and deposits are primarily generated from the areas where banking branches are located. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in our market area. Home Savings derives its income predominantly from interest on loans, securities, and to a lesser extent, non-interest income. Home Savings' principal expenses are interest paid on deposits, Federal Home Loan Bank advances, and normal operating costs. Consistent with internal reporting, Home Savings' operations are reported in one operating segment, which is banking services. On August 12, 1999, United Community acquired Butler Wick, the parent company for two wholly owned subsidiaries: Butler Wick & Co., Inc. and Butler Wick Trust Company. Butler Wick has 14 office locations providing a full range of investment alternatives for individuals, companies and not-for-profit organizations throughout Ohio and western Pennsylvania. Butler Wick's operations are reported in a separate operating segment, which is investment services.

Basis of Presentation. The consolidated financial statements include the accounts of United Community and its subsidiaries. All material inter-company transactions have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, fair value of servicing rights, carrying value of goodwill and core deposit intangible assets and status of contingencies are particularly subject to change.

Securities. Securities are classified as available for sale or trading upon their acquisition. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at estimated fair value with the unrealized holding gain or loss reported in other comprehensive income. Securities classified as trading are held principally for resale in the near term and are recorded at fair market value with any changes in fair value included in income. Quoted market prices are used to determine the fair value of trading securities. Restricted securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount on debt securities. Premiums or discounts are amortized on the level yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and are based on the amortized cost of the individual security sold.

Securities are written down to fair value when a decline in fair value is other-than-temporary. Declines in the fair value of securities below their cost that are other-than-temporary



are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale. Loans held for sale consist of residential mortgage loans originated for sale and other loans which have been identified for sale. These loans are carried on the books at the lower of cost or fair market value, determined in the aggregate.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the outstanding principle balance, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income is reported on the level yield method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 180 days delinquent unless the loan is well secured and in process of collection. Consumer loans are typically charged-off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Nonaccrual loans are comprised principally of loans 90 days past due as well as certain loans which are less than 90 days past due, but where serious doubt exists as to the ability of the borrowers to comply with the repayment terms. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the full collectability of the loan is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required based on an analysis using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, general economic conditions in the market area and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers pools of other loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the facts and circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential loans for impairment disclosures.



Servicing Assets. Servicing assets are recognized as separate assets when rights are acquired through purchase or sale of financial assets. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as original maturity, interest rate and loan type. Impairment is recognized through a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Premises and Equipment. Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Buildings and related components are depreciated and amortized using the straight-line method over the useful lives, ranging from 7 years to 40 years, (or term of the lease, if shorter) of the related assets. Furniture and fixtures are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Real Estate Owned and Other Repossessed Assets. Real estate owned, including property acquired in settlement of foreclosed loans, is carried at the lower of cost or estimated fair value less estimated cost to sell after foreclosure, establishing a new cost basis. If fair value declines after acquisition, a valuation allowance is recorded through expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense. Other repossessed assets are carried at the lower of cost or estimated fair value less estimated cost to sell after acquisition.

Goodwill and Other Intangible Assets. Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from whole bank acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Cash Surrender Value of Life Insurance. Bank owned life insurance represents insurance on the lives of certain employees where Home Savings is the beneficiary. Bank owned life insurance provides a long-term asset to offset long-term benefit liabilities, while generating competitive investment yields. Bank owned life insurance is recorded at its cash surrender value, or the amount currently realizable. Increases in the Home Savings' policy cash value are tax exempt and death benefit proceeds received by Home Savings are tax-free. Income from these policies and changes in the cash surrender value are recorded in other income.

Long-term Assets. Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.



Securitizations. Some loans are transferred from time to time to a third party in exchange for ownership of a security based on those loans. Such transfers are recorded as a sale when control has been relinquished, with a gain or loss recorded on the sale. The gain or loss is calculated based on the cash received versus the carrying value of the assets transferred. If some interests, such as servicing assets and cash reserve accounts, are retained, the carrying value of all assets sold and retained is allocated to each asset based on fair value at sale date. Fair values are based on market quotes or on the present value of future expected cash flows using estimates of credit losses, prepayment rates, interest rates, and discount rates.

Loan Fees. Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level yield method. Fees received for loan commitments that are expected to be drawn, based on Home Savings' experience with similar commitments, are deferred and amortized over the lives of the loans using the level yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Unamortized deferred loan fees or costs related to loans paid off are included in income. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses. Amortization of net deferred fees is discontinued for loans that are deemed to be nonperforming.

Stock Compensation. Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123.

(In thousands)	**2004**	2003	2002
Net income as reported	**$17,865**	$22,940	$20,817
Deduct: Stock-based compensation expense determined under fair value method	**1,855**	2,165	1,411
Pro forma net income	**16,010**	20,775	19,406
Basic earnings per share as reported	**0.61**	0.73	0.65
Pro forma basic earnings per share	**0.55**	0.66	0.61
Diluted earnings per share as reported	**0.60**	0.72	0.65
Pro forma diluted earnings per share	**0.54**	0.65	0.61

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of grant date.

	2004	2003	2002
Dividend yield	**2.27%**	3.34%	4.00%
Expected stock price volatility	**22.73%**	48.31%	38.31%
Risk-free interest rate	**3.18%**	3.98%	5.01%
Expected option life (in years)	**7**	10	10

Income Taxes. Deferred income taxes, which result from temporary differences in the recognition of income and expense for financial statement and tax return purposes, are included in the calculation of income tax expense. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.



Employee Stock Ownership Plan. The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share. Basic earnings per share (EPS) are based on the weighted average number of common shares outstanding during the year. Diluted EPS are based on the weighted average number of common shares and common share equivalents outstanding during the year. Unearned ESOP shares are not considered outstanding for this calculation. See further discussion at Note 21.

Statements of Cash Flows. For purposes of the statement of cash flows, United Community considers all highly liquid investments with a term of three months or less to be cash equivalents. Net cash flows are reported for loan and deposit transactions, trading securities, margin accounts, short-term borrowings and advance payments by borrowers for taxes and insurance.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See further discussion at Note 12.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income. Comprehensive income consists of net income and unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Execution, Settlement and Financing of Securities Transactions. In the normal course of business, Butler Wick's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose Butler Wick to risk in the event the customer is unable to fulfill its contractual obligations. Butler Wick maintains cash and margin accounts for its customers.

Butler Wick's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Butler Wick extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in customer's accounts. In connection with these activities, Butler Wick executes and clears customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose Butler Wick to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, Butler Wick may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Butler Wick seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Butler Wick monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce security positions when necessary.

Butler Wick's customer financing and securities settlement activities require Butler Wick to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, Butler Wick may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. Butler Wick controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, Butler Wick establishes credit limits for such activities and monitors compliance on a daily basis.



As a securities broker and dealer, all transactions purchased through margin accounts are collateralized. Butler Wick's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy its obligations to Butler Wick.

Off Balance Sheet Financial Instruments. Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

New Accounting Standards.
Adoption of New Accounting Standards. On March 9, 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, "Application of Accounting Principles to Loan Commitments" stating that the fair value of loan commitments accounted for as a derivative instrument under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," should not consider expected future cash flows related to servicing of the future loan. SAB 105 was effective for loan commitments accounted for as derivatives entered into after March 31, 2004. The Company adopted the provisions of SAB 105 as of April 1, 2004. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In March 2004, the Emerging Issues Task Force (EITF) arrived at a Consensus regarding EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Application to Certain Investments." This Consensus provides additional guidance on when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of impairment loss. It also requires additional disclosure for annual reporting periods ending after June 15, 2004 and for other reporting periods beginning after June 15, 2004. In September 2004, FASB issued Staff Position 03-1-1 which delayed the effective date for measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1 due to additional proposed guidance. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company currently has investments where the current market value is less than the amortized cost. See Note 4 for further discussion and the impact on the Company's financial position and results of operations.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all non-governmental entities, including non-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning on or before December 2004, and within the scope of Practice Bulletin 6, paragraphs 7 and 8 of this SOP, as they apply to decreases in cash flows expected to be collected, should it be applied prospectively for fiscal years beginning after December 15, 2004. The Company adopted this SOP as of January 1, 2004 with no material impact on its financial position or results of operations.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46(R), "Consolidation of Variable Interest Entities," (FIN 46-R). FIN 46-R requires that subsidiaries defined as variable interest entities be consolidated by the enterprise that will absorb the majority of the entities' expected losses if they occur, receive a majority of the variable interest entities' residual returns if they occur, or both. The Company has no subsidiaries that are considered to be variable interest entities, so the adoption of FIN 46-R had no impact.

Newly Issued But Not Yet Effective Standards. FASB Statement No. 123(R), "Share Based Payment" is concerned with an entities expensing of stock options as an ordinary expense. It becomes effective for the Company beginning July 1, 2005. To the extent the Company makes future grants of stock options, compensation expense will increase by the estimated fair value of options granted.

Operating Segments. Internal financial information is primarily reported and aggregated in two lines of business, banking services and investment services.

Dividend Restriction. Banking regulations require maintaining certain capital levels and may limit the dividends paid by Home Savings to the holding company or by the holding company to shareholders. These restrictions currently pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels. See Note 15 for further discussion.

Reclassifications. Some items in the prior year financial statements were reclassified to conform to the current presentation.

2. Acquisitions

On April 1, 2002, United Community acquired all of the capital stock of Potters Financial Corporation, the holding company for Potters Bank, an Ohio-chartered state savings bank. Potters Bank was merged into Home Savings. The assets acquired consisted principally of loans and securities.

United Community accounted for the acquisition as a purchase and has included Potters' results of operations from the effective date of the acquisition in its 2002 financial statements. Based on Potters 991,546 outstanding shares, the acquisition was valued at $23.6 million, which was paid in cash. The excess of the aggregate purchase price over the fair market value of net identifiable assets acquired, or goodwill, was approximately $11.7 million. In accordance with SFAS No. 142, goodwill is not amortized, but instead is evaluated for impairment. The core deposit intangible asset acquired is subject to amortization on an accelerated basis over an estimated life of 20 years. Because the merger was structured as a tax-free exchange, none of the goodwill is expected to be deductible for tax purposes.

3. Cash and Cash Equivalents

Federal Reserve Board regulations require depository institutions to maintain certain minimum reserve balances. These reserves, which consisted of vault cash and deposits at the Federal Reserve Bank, totaled approximately $10.7 million and $11.4 million at December 31, 2004 and 2003, respectively.

4. Securities

The components of securities are as follows:

	December 31, 2004			December 31, 2003		
(In thousands)	**Fair Value**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available for Sale						
U.S. Treasury and agency securities	**$ 88,317**	**$ 7**	**$(417)**	$ 58,748	$ 199	$ (24)
Corporate notes	**—**	**—**	**—**	5,062	38	—
Tax exempt municipal obligation	**7**	**1**	**—**	10	2	—
Equity securities	**7,169**	**1,459**	**—**	8,930	1,453	(902)
Mortgage-related securities	**102,911**	**869**	**(364)**	154,775	1,158	(273)
Total	**$198,404**	**$2,336**	**$(781)**	$227,525	$2,850	$(1,199)



Debt securities available for sale by contractual maturity, repricing or expected call date are shown below:

	December 31, 2004
(In thousands)	**Fair Value**
Due in one year or less	**$ 20,994**
Due after one year through five years	**67,330**
Mortgage-related securities	**102,911**
Total	**$191,235**

Since equity securities do not have a contractual maturity, they are excluded from the table above.

Proceeds, gross realized gains, losses and impairment charges of available for sale securities were as follows:

(In thousands)	**2004**	2003	2002
Proceeds	**$63,021**	$22,325	$45,096
Gross gains	**1,425**	847	2,127
Gross losses	**15**	8	—
Impairment charges	**1,402**	—	—

Securities pledged for public funds deposits were approximately $19.0 million and $12.9 million at December 31, 2004 and 2003, respectively. See further discussion regarding pledged securities in Note 11.

United Community's trading securities are carried at fair value and consist of the following:

	2004	2003
Debt Securities:		
Obligations of U.S. government	**$28,587**	$ 1,061
State and municipal obligations	**1,657**	10,102
Corporate bonds, debentures and notes	**60**	366
Mutual funds	**2,012**	4,071
Total trading securities	**$32,316**	$15,600

Investments with a continuous unrealized loss position are as follows at December 31, 2004:

	Less than 12 months		**12 months or more**		**Total**	
(In thousands)	**Fair value**	**Unrealized loss**	**Fair value**	**Unrealized loss**	**Fair value**	**Unrealized loss**
Description of securities:						
U.S. Treasury obligations and direct obligations of U.S. government agencies	**$79,091**	**$(417)**	**$ —**	**$ —**	**$ 79,091**	**$ (417)**
Mortgage-related securities	**18,311**	**(216)**	**8,016**	**(148)**	**26,327**	**(364)**
Total temporarily impaired securities	**$97,402**	**$(633)**	**$8,016**	**$(148)**	**$105,418**	**$ (781)**

Investments in an unrealized loss position were as follows at December 31, 2003:

	Less than 12 months		12 months or more		Total	
(In thousands)	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Description of securities:						
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 3,525	$ (24)	$ —	$ —	$ 3,525	$ (24)
Mortgage-related securities	35,678	(263)	223	(10)	35,901	(273)
Subtotal, debt securities	39,203	(287)	223	(10)	39,426	(297)
Equity securities	—	—	4,098	(902)	4,098	(902)
Total temporarily impaired securities	$39,203	$(287)	$4,321	$(912)	$ 43,524	$(1,199)

The securities that have been impaired less than twelve months include twenty-six U.S. treasury and agency positions along with three mortgage-related securities. These securities are currently temporarily impaired due to the current level of interest rates.

There are two mortgage-related securities that have been impaired for a period greater than 12 months. Both of the securities are temporarily impaired due to the current level of interest rates and are rated AAA. The securities continue to pay down on schedule and management expects to receive all principal and interest owed on the securities.

Home Savings owns $5.0 million par value of Fannie Mae preferred stock. During the fourth quarter of 2004, Home Savings recorded an other-than-temporary charge for the impairment of the Fannie Mae preferred stock, held in the available for sale portfolio, of $1.4 million, pretax. The Company recorded the charge because the market value of the stock has declined significantly in the fourth quarter, following several negative announcements by Fannie Mae involving regulatory actions, earnings restatements and management turnover. The Company concluded that these events made the likelihood of future price appreciation less certain in the near term and would extend the time period for a recovery of the Company's investment cost beyond previous estimates.

5. Loans

Portfolio loans consist of the following:

	December 31,	
(In thousands)	**2004**	2003
Real Estate:		
One- to four-family residential	**$ 690,413**	$ 599,370
Multi-family residential	**153,011**	148,362
Non-residential	**289,755**	291,588
Land	**14,701**	14,147
Construction:		
One- to four-family residential	**301,193**	244,837
Multi-family and non-residential	**47,230**	27,586
Total real estate	**1,496,303**	1,325,890
Consumer	**267,646**	218,762
Commercial	**68,523**	48,570
Total loans	**1,832,472**	1,593,222
Less:		
Allowance for loan losses	**15,877**	15,111
Deferred loan fees (expenses), net	**619**	1,617
Total	**16,496**	16,728
Loans, net	**$1,815,976**	$1,576,494

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments extend over various periods of time with the majority of such commitments disbursed within a sixty-day period. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit at fixed rates expose Home Savings to some degree of interest rate risk. Home Savings evaluates each customer's creditworthiness on a case-by-case basis. The type or amount of collateral obtained varies and is based on management's credit evaluation of the potential borrower. Home Savings normally has a number of outstanding commitments to extend credit.

	December 31,			
(In thousands)	**2004**		2003	
	Fixed Rate	**Variable Rate**	Fixed Rate	Variable Rate
Commitments to make loans	**$60,690**	**$304,371**	$48,202	$230,683
Unused lines of credit	**11,721**	**122,170**	6,552	103,408

Terms of the commitments in both years extend up to six months, but are generally less than two months. The fixed rate loan commitments have interest rates ranging from 5.125% to 18% and maturities ranging from six months to 30 years.

At December 31, 2004 and 2003, there were $11.7 million and $7.6 million, respectively, of outstanding standby letters of credit. These are issued to guarantee the performance of a customer to a third party. Standby letters of credit are generally contingent upon the failure of the customer to perform according to the terms of an underlying contract with the third party.

Home Savings' business activity is principally with customers located in Ohio. Except for residential loans in Home Savings' market area, Home Savings has no other significant concentrations of credit risk.



Allowance for Loan Losses. Changes in the allowance for loan losses are as follows:

(In thousands)	Year ended December 31, 2004	2003	2002
Balance, beginning of year	**$15,111**	$15,099	$11,480
Acquired from Potters Financial Corp.	—	—	1,869
Provision for loan losses	**9,370**	3,179	3,578
Amounts charged-off	**(9,060)**	(3,340)	(1,967)
Recoveries	**456**	173	139
Balance, end of year	**$15,877**	$15,111	$15,099

Nonaccrual loans were $20.9 million, $13.0 million and $14.4 million at December 31, 2004, 2003 and 2002. Restructured loans were $1.3 million, $1.9 million and $1.3 million at December 31, 2004, 2003 and 2002. Loans that are greater than ninety days past due and still accruing were $377,000 at December 31, 2004 and $1.3 million at December 31, 2003.

(In thousands)	As of or for the year ended December 31, 2004	2003	2002
Impaired loans on which no specific valuation allowance was provided	**$ 7,898**	$4,366	$2,365
Impaired loans on which specific valuation allowance was provided	**7,320**	1,514	4,032
Total impaired loans at year-end	**$15,218**	$5,880	$6,397
Specific valuation allowances on impaired loans at year-end	**1,691**	277	2,122
Average impaired loans during year	**10,683**	6,628	5,652
Interest income recognized on impaired loans during the year	**134**	145	177
Interest income received on impaired loans during the year	**307**	288	128
Interest income potential based on original contract terms of impaired loans	**685**	539	502

Directors and officers of United Community, Home Savings and Butler Wick are customers of Home Savings in the ordinary course of business. The following describes loans to officers and/or directors of United Community, Home Savings and Butler Wick:

(In thousands)	
Balance as of December 31, 2003	$1,327
New loans to officers and/or directors	1,508
Loan payments during 2004	(380)
Reductions due to changes in officers and/or directors	(294)
Balance as of December 31, 2004	$2,161

6. Mortgage Banking Activities

Mortgage loans serviced for others, which are not reported in United Community's assets, totaled $667.0 million and $633.2 million at December 31, 2004 and 2003.

Activity for capitalized mortgage servicing rights, included in other assets, was as follows:

(In thousands)	2004	2003	2002
Balance, beginning of year	**$ 5,557**	$ 3,603	$ 1,627
Originations	**1,629**	4,448	2,979
Amortized to expense	**(1,653)**	(2,494)	(1,003)
Balance, end of year	**$ 5,533**	$ 5,557	$ 3,603

Activity in the valuation allowance for mortgage servicing rights was as follows:

(In thousands)	2004	2003	2002
Balance, beginning of year	**$(76)**	$ —	$ (22)
Impairment charges	**—**	(415)	(100)
Recoveries	**76**	339	122
Balance, end of year	**$ —**	$ (76)	$ —

Key economic assumptions used in measuring the value of mortgage servicing rights at December 31, 2004 and 2003 were as follows:

	2004	2003
Weighted average prepayment rate	**281.39 PSA**	277.99 PSA
Weighted average life (in years)	**5.41**	6.04
Weighted average discount rate	**8%**	8%

Amounts held in custodial accounts for investors amounted to $6.1 million and $5.6 million at December 31, 2004 and 2003, respectively.



7. Securitizations

Home Savings sold $90.4 million in residential mortgage loans in securitization transactions in 2003. The securities received in these transactions were immediately sold. Gains of $4.2 million were recorded on the sales. Home Savings retained servicing responsibilities for the loans, for which it receives servicing fees approximating 0.40% of the outstanding balance of the loans. There were no securitizations during 2004.

For the loans securitized in 2003, approximately $30.5 million of the loans had loan to value ratios greater than 80% and did not have sufficient mortgage insurance coverage on the delivery date. These loans were sold with recourse to Home Savings. This recourse obligation will terminate for each loan on June 30, 2005, provided that on that date, the applicable loan is not thirty days or more delinquent. If this criteria is not met, the recourse agreement on that loan will continue until such time as the loan becomes and remains current for a period of twelve consecutively scheduled monthly payments from the date of the last delinquency. Home Savings reduced the recorded gain from the securitizations by the fair value of the recourse obligation. As of December 31, 2004, approximately $18.2 million of these loans were still covered by the recourse obligation.

Home Savings also services loans from securitizations prior to 2003. Certain of these loans are covered by recourse or indemnification provisions specific to those sales. At December 31, 2004, approximately $183,000 in loans are covered by recourse agreements and approximately $12.2 million in loans are covered by an indemnification agreement.

Cash flows from all securitizations of mortgage loans were as follows:

(In thousands)	**2004**	2003
Securitization proceeds	$ —	$93,983
Servicing fees received	331	418

An analysis of the activity in securitizations serviced by Home Savings during 2004 and 2003 follows:

	December 31,	
(In thousands)	**2004**	2003
Balance at beginning of year:		
Principal balance of loans	**$128,761**	$ 156,995
Amortized cost of servicing rights	**1,005**	1,350
Servicing rights as a % of principal	**0.78%**	0.86%
New securitizations during the year:		
Principal balance of loans	—	90,413
Fair value of servicing rights	—	741
Servicing rights as a % of principal	**N/A**	0.82%
Principal payments received on loans securitized	**(41,348)**	(118,647)
Balance at end of year:		
Principal balance of loans	**87,413**	128,761
Amortized cost of servicing rights	**626**	1,005
Servicing rights as a % of principal	**0.72%**	0.78%

In the securitization transactions, Home Savings retained residual interests in the form of servicing assets. The servicing assets represent the allocated value of retained servicing rights on the loans securitized.

	December 31,	
	2004	2003
Other information at end of period:		
Weighted average rate of loans	**6.68%**	6.73%
Weighted average maturity of loans in months	**272**	284
Principal balance of loans 30 days or more past due (in thousands)	**$611**	$546
Fair value assumptions		
Discount rate	**8.00%**	8.00%
Weighted average prepayment assumptions	**295 PSA**	364 PSA

The following table indicates how the fair value of the servicing rights might decline if the assumptions change unfavorably in two different magnitudes:

	December 31,	
(In thousands)	**2004**	2003
Fair value at end of year	**$1,078**	$1,362
Weighted average life (in months)	**58**	69
Projected fair value based on:		
Increase in PSA of 50	**981**	1,251
Increase in PSA of 100	**901**	1,157



The effect of adverse changes is hypothetical and should not be extrapolated to other changes, as the effects are not linear.

8. Premises and Equipment

Premises and equipment consist of the following:

(In thousands)	Estimated life	December 31, 2004	2003
Land		**$ 6,924**	$ 6,188
Buildings	up to 39 years	**17,215**	16,483
Leasehold improvements	10 years	**1,421**	1,110
Furniture and equipment	3–5 years	**15,964**	15,833
		41,524	39,614
Less: Accumulated depreciation and amortization		**20,731**	19,104
Total		**$20,793**	$20,510

Rent expense was $1.2 million for 2004, $1.0 million for 2003 and $924,000 for 2002. Rent commitments under noncancelable operating leases for offices were as follows, before considering renewal options that generally are present:

(In thousands)	
2005	$1,199
2006	993
2007	823
2008	704
2009	541
Thereafter	425
Total	$4,685

9. Goodwill and Intangible Assets

Goodwill. Goodwill was $33,593 at December 31, 2004, 2003, and 2002.

Acquired Intangible Assets

(In thousands)	As of December 31, 2004 Gross Carrying Amount	2004 Accumulated Amortization	2003 Gross Carrying Amount	2003 Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	**$8,952**	**$6,065**	$8,952	$5,165
Total	**$8,952**	**$6,065**	$8,952	$5,165
Estimated amortization expense:				
For the year ended:				
December 31, 2005	$ 666			
December 31, 2006	512			
December 31, 2007	400			
December 31, 2008	313			
December 31, 2009	246			

Aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002, was $900,000, $1.3 million and $2.2 million, respectively.

10. Deposits

Deposits consist of the following:

(In thousands)	December 31, 2004	2003
Checking accounts:		
Interest-bearing	**$ 158,682**	$ 115,724
Non-interest bearing	**84,965**	63,442
Savings accounts	**308,187**	312,210
Money market accounts	**146,833**	190,117
Certificates of deposit	**824,285**	742,205
Total deposits	**$1,522,952**	$1,423,698

Interest expense on deposits is summarized as follows:

(In thousands)	Year ended December 31, 2004	2003	2002
Interest-bearing demand deposits and money market accounts	**$ 2,386**	$ 3,113	$ 5,319
Savings accounts	**1,361**	2,347	4,946
Certificates of deposit	**24,614**	25,440	34,668
Total	**$28,361**	$30,900	$44,933

A summary of certificates of deposit by maturity follows:

(In thousands)	December 31, 2004
Within 12 months	**$347,062**
12 months to 24 months	**167,623**
Over 24 months to 36 months	**128,619**
Over 36 months to 48 months	**82,713**
Over 48 months	**98,268**
Total	**$824,285**

A summary of certificates of deposit with balances of $100,000 or more by maturity is as follows:

(In thousands)	December 31, 2004	2003
Three months or less	**$ 14,957**	$ 29,027
Over three months to six months	**17,954**	11,986
Over six months to twelve months	**33,132**	23,711
Over twelve months	**113,339**	83,686
Total	**$179,382**	$148,410

Deposits in excess of $100,000 are not federally insured. Home Savings did not have brokered deposits for the years ended December 31, 2004 or 2003.

11. Other Borrowed Funds

The following is a summary of short-term borrowings:

(In thousands)	December 31, 2004		2003	
	Amount	**Weighted average rate**	Amount	Weighted average rate
Variable rate revolving lines of credit	**$ 17,866**	**1.55%**	$ 19,295	0.96%
Securities sold under repurchase agreements	**41,105**	**1.92**	19,394	1.22
Transaction loans; 30 year amortization; 15 year balloon	**1,177**	**7.42**	1,196	7.42
Federal Home Loan Bank term advances due in less than 1 year	**20,151**	**4.94**	18,000	4.83
Overnight Federal Home Loan Bank advances	**195,284**	**2.20**	101,250	1.03
Total short-term borrowings	**$275,583**		$159,135	

The average balance of short-term borrowings during 2004 was $231.3 million and the maximum month-end balance during the year was $308.3 million.



The following is a summary of term Federal Home Loan Bank borrowings:

	December 31,			
(In thousands)	**2004**		2003	
Year of Maturity	**Amount**	**Weighted average rate**	Amount	Weighted average rate
2005	**$ —**	**—%**	$ 19,000	5.01%
2006	**127,000**	**4.53**	122,000	4.60
2007	**30,500**	**5.01**	15,500	3.64
2008	**21,500**	**3.69**	1,500	2.93
2009	**10,000**	**3.56**	—	—
2010	**1,500**	**3.54**	1,500	3.54
Thereafter	**17,420**	**3.86**	19,828	3.85
Total long-term	**$207,920**		$179,328	
Total borrowings	**$483,503**		$338,463	

Home Savings has available credit, subject to collateral requirements, with the Federal Home Loan Bank of $632.3 million, of which $423.4 million was used at December 31, 2004. All advances from the Federal Home Loan Bank of Cincinnati are secured by a blanket mortgage collateral agreement for 125% of outstanding advances, amounting to $529.3 million at December 31, 2004. Butler Wick has a revolving line of credit, which is fully collateralized by securities valued at $11.0 million and $24.0 million at December 31, 2004 and 2003, respectively. Securities valued at $25.0 million are being held as collateral for a repurchase agreement as of December 31, 2004. United Community has a revolving line of credit for $10.0 million at Key Bank. At December 31, 2004, this line had an outstanding balance of $3.5 million.

At December 31, 2004, Butler Wick had $24.1 million in repurchase agreements outstanding with Lehman Brothers, Inc. under which Butler Wick sold government agency securities classified as available for sale with a fair value of $24.6 million. The securities underlying the repurchase agreements had a weighted average maturity of 1.7 years at December 31, 2004 and are callable at the option of the counter-party. The securities are held at Lehman Brothers, Inc. There were no repurchase agreements outstanding at December 31, 2003.

During 2002, United Community incurred approximately $1.3 million in costs associated with the early extinguishment of debt with the Federal Home Loan Bank. Management established that it was advantageous to extinguish debt early and incur the associated fees due to the current economic conditions and cash inflows from loans sold.

12. Loss Contingency

In September 2003, an arbitration proceeding was initiated against Butler Wick and a broker employed by Butler Wick asserting certain claims. In January 2005, all parties and their legal counsel agreed in principle to a settlement of this matter. Finalization of the settlement is expected to be completed before the end of March 2005. The settlement amount, which is not material to the Company's financial condition or results of operations, has been accrued as of December 31, 2004.

Home Savings is a party to litigation regarding a group of consumer loans made to parties who purchased boats from a boat dealer with whom Home Savings had a prior commercial loan relationship. Home Savings does not expect to incur any material losses arising in or out of that litigation.

From time to time, the Company is involved in various lawsuits and claims which arise in the normal course of business. Some of these proceedings seek relief or damages that are substantial, and in some instances are filed as class actions. Nonetheless, based upon the advice of counsel, management is of the opinion that any liabilities that may result from these lawsuits and claims will not have a material effect.

13. Income Taxes

The provision for income taxes consists of the following components:

	Year ended December 31,		
(In thousands)	**2004**	2003	2002
Current	**$ 9,914**	$12,926	$11,986
Deferred	**(811)**	(361)	(1,210)
Total	**$ 9,103**	$12,565	$10,776

A reconciliation from tax at the statutory rate to the income tax provision is as follows:

	Year ended December 31,					
(In thousands)	**2004**		2003		2002	
	Dollars	**Rate**	Dollars	Rate	Dollars	Rate
Tax at statutory rate	**$9,439**	**35.0%**	$12,427	35.0%	$11,057	35.0%
Increase (decrease) due to:						
Tax exempt income	**(78)**	**(0.3)**	(137)	(0.4)	(86)	(0.3)
Change in valuation allowance	**—**	**—**	—	—	(400)	(1.3)
Life insurance	**(308)**	**(1.1)**	(170)	(0.5)	—	—
State taxes	**(27)**	**(0.1)**	(40)	(0.1)	(11)	(—)
Other	**77**	**0.3**	485	1.4	216	0.7
Income tax provision	**$9,103**	**33.8%**	$12,565	35.4%	$10,776	34.1%

Significant components of the deferred tax assets and liabilities are as follows:

	December 31,	
(In thousands)	**2004**	2003
Deferred tax assets:		
Loan loss reserves	**$ 5,557**	$ 5,289
Postretirement benefits	**1,372**	1,464
Deferred loan fees	**333**	563
ESOP shares released	**1,257**	1,162
Compensation accruals	**697**	1,347
Investment valuation	**491**	—
Interest on non-accrual loans	**508**	366
Other	**342**	312
Deferred tax assets	**10,557**	10,503
Deferred tax liabilities:		
Purchase accounting adjustments	**1,373**	2,140
Original issue discount	**694**	1,388
Federal Home Loan Bank stock dividends	**5,448**	5,126
Unrealized gain on securities available for sale	**572**	606
Mortgage servicing rights	**1,937**	1,919
Other	**704**	340
Deferred tax liabilities	**10,728**	11,519
Net deferred tax liability	**$ (171)**	$ (1,016)

Retained earnings at December 31, 2004 include approximately $21.1 million for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at December 31, 1987, which is the end of the Company's base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at December 31, 2004 was approximately $7.3 million.

14. Shareholders' Equity

Dividends. United Community's sources of funds for dividends to its shareholders are earnings on its investments and dividends from Home Savings and Butler Wick. During the year ended December 31, 2004, United Community paid regular dividends in the amount of $8.5 million. While Home Savings' primary regulator is the FDIC, the OTS has regulations that impose certain restrictions on payments of dividends to United Community.

Home Savings must file an application with, and obtain approval from, the OTS (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus retained net income (as defined) for the preceding two years; (ii) if Home Savings would not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Home Savings and the OTS or the FDIC, or any condition imposed on Home Savings in an OTS-approved application or notice. If Home Savings is not required to file an application, it must file a notice of the proposed capital distribution with the OTS. As of December 31, 2004, Home Savings had $20.6 million of retained earnings that could be distributed without requiring the prior approval of the OTS.



Other Comprehensive Income. Other comprehensive income included in the Consolidated Statements of Shareholders' Equity consists solely of unrealized gains and losses on available for sale securities. The change includes reclassification of gains or losses on sales of securities of $540,000, $837,000 and $1.3 million for the years ended December 31, 2004, 2003 and 2002.

Liquidation Account. At the time of the Conversion, Home Savings established a liquidation account, totaling $141.4 million, which was equal to its regulatory capital as of the latest practicable date prior to the Conversion. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

15. Regulatory Capital Requirements

Home Savings is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United Community. The regulations require Home Savings to meet specific capital adequacy guidelines and the regulatory framework for prompt corrective action that involve quantitative measures of Home Savings' assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. Home Savings' capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Home Savings to maintain minimum amounts and ratios of Leverage (or Core) and Tangible capital (as defined in the regulations) to adjusted total assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined). Actual and required capital amounts and ratios are presented below.

As of December 31, 2004

	Actual		**Minimum Capital Requirements**		**To Be Well Capitalized Under Prompt Corrective Action Provisions**	
(In thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk-weighted assets)	**$196,145**	**10.79%**	**$145,408**	**8.00%**	**$181,761**	**10.00%**
Tier 1 capital (to risk-weighted assets)	**180,268**	**9.92**	*	*	**109,056**	**6.00**
Leverage (Tier 1) capital (to adjusted total assets)	**180,268**	**8.36**	**86,204**	**4.00**	**107,755**	**5.00**
Tangible capital (to adjusted total assets)	**180,268**	**8.36**	**32,326**	**1.50**	*	*

As of December 31, 2003

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$172,271	10.56%	$130,465	8.00%	$163,081	10.00%
Tier 1 capital (to risk-weighted assets)	157,160	9.64	*	*	97,849	6.00
Leverage (Tier 1) capital (to adjusted total assets)	157,160	8.22	76,465	4.00	95,581	5.00
Tangible capital (to adjusted total assets)	157,160	8.22	28,674	1.50	*	*

**Ratio is not required under regulations.*

As of December 31, 2004 and 2003, the FDIC and OTS, respectively categorized Home Savings as well capitalized under the regulatory framework for Prompt Corrective Action. There are no conditions or events since that notification that management believes has changed the Company or Home Savings' categorization. To be categorized as well capitalized, Home Savings must maintain minimum Leverage, Tier 1 and total capital ratios as set forth in the table above.



Management believes, as of December 31, 2004, that Home Savings meets all capital requirements to which it is subject. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which Home Savings' loans and securities are concentrated, could adversely affect future earnings, and consequently Home Savings' ability to meet its future capital requirements.

Butler Wick is subject to regulatory capital requirements set forth by the Securities and Exchange Commission's Uniform Net Capital Rule. Butler Wick has elected to use the alternative method, permitted by rule, which requires Butler Wick to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2004, Butler Wick had net capital of $7.6 million, which was 44% of aggregate debit balances and $7.3 million in excess of required minimum net capital.

16. Benefit Plans

Postretirement Benefit Plans. In addition to Home Savings' retirement plans, Home Savings sponsors a defined benefit health care plan that was curtailed in 2000 to provide postretirement medical benefits for employees who worked 20 years and attained a minimum age of 60 by September 1, 2000, while in service with Home Savings. The plan is unfunded and, as such, has no assets. Furthermore, the plan is contributory and contains minor cost-sharing features such as deductibles and coinsurance. In addition, postretirement life insurance coverage is provided for employees who were participants prior to December 10, 1976. The life insurance plan is non-contributory. Home Savings' policy is to pay premiums monthly, with no pre-funding. The benefit obligation was measured on December 31, 2004 and 2003. Information about changes in obligations of the benefit plan follows:

	Year ended December 31,	
(In thousands)	**2004**	2003
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$ 3,932**	$ 3,686
Service cost	**9**	6
Interest cost	**245**	226
Actuarial (gain)/loss	**(140)**	288
Benefits paid	**(304)**	(274)
Benefit obligation at end of the year	**$ 3,742**	$ 3,932
Funded status of the plan	**$(3,742)**	$(3,932)
Unrecognized net gain from past experience different from that assumed and effects of changes in assumptions	**(173)**	(34)
Prior service cost not yet recognized in net periodic benefit cost	**(6)**	(6)
Accrued benefit cost	**$(3,921)**	$(3,972)

Components of net periodic benefit cost/(gain) are as follows:

	Year ended December 31,		
(In thousands)	**2004**	2003	2002
Service cost	**$ 9**	$ 6	$ 19
Interest cost	**245**	226	256
Expected return on plan assets	**—**	—	—
Net amortization of prior service cost	**(1)**	(1)	(1)
Recognized net actuarial gain	**—**	(15)	—
Net periodic benefit cost/(gain)	**$253**	$216	$274
Assumptions used in the valuations were as follows:			
Weighted average discount rate	**5.75%**	6.00%	6.75%

The weighted average annual assumed rate of increase in the per capita cost of coverage benefits (i.e., health care cost trend rate) used in the 2004 valuation was 12% and was assumed to decrease to 5.5% for the year 2011 and remain at that level thereafter. The health care cost trend



rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2004:

(In thousands)	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 24	$ (22)
Effect on the postretirement benefit obligation	356	(331)

The Company anticipates contributions to the plan to fund benefits paid will aggregate $2.9 million over the next ten years as follows:

2005	$ 297,000
2006	264,000
2007	279,000
2008	284,000
2009	293,000
2010–2014	1,483,000
Total	$2,900,000

401(k) Savings Plan. Home Savings sponsors a defined contribution 401(k) savings plan, which covers substantially all employees. Under the provisions of the plan, Home Savings' matching contribution is discretionary and may be changed from year to year. For 2004, 2003 and 2002, Home Savings' match was 50% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Home Savings contributions upon completion of three years of service. For the years ended 2004, 2003 and 2002, the expense related to this plan was approximately $458,000, $433,000 and $396,000, respectively.

Butler Wick also sponsors a defined contribution 401(k) savings plan, which covers substantially all employees. Under the provisions of the plan, Butler Wick's matching contribution is discretionary and may be changed from year to year. For 2004, 2003 and 2002, Butler Wick's match was 25% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Butler Wick contributions upon completion of six years of service. For the years ended 2004, 2003 and 2002, the expense related to this plan was approximately $157,000, $133,000 and $132,000, respectively.

Employee Stock Ownership Plan. In conjunction with the Conversion, United Community established an Employee Stock Ownership Plan (ESOP) for the benefit of the employees of United Community and Home Savings. All full-time employees who meet certain age and years of service criteria are eligible to participate in the ESOP. An ESOP is a tax-qualified retirement plan designed to invest primarily in the stock of United Community. The ESOP borrowed $26.8 million from United Community to purchase 2,677,250 shares in conjunction with the conversion. The term of the loan is 15 years and is being repaid primarily with contributions from Home Savings to the ESOP. Additionally, 1,598,810 shares were purchased with the return of capital distribution in 1999.

The loan is collateralized by the shares of common stock held by the ESOP. As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral are then allocated to participants on the basis of compensation as described in the plan. Compensation expense is determined by multiplying the average per share market price of United Community's stock during the period by the number of shares to be released. United Community recognized approximately $3.5 million, $2.8 million and $2.4 million in compensation expense for the years ended December 31, 2004, 2003 and 2002, respectively, related to the ESOP. Unallocated shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the loan (and Home Savings' contribution is reduced accordingly). Shares released or committed to be released for allocation during the years ended December 31, 2004, 2003 and 2002 totaled 294,802, 294,802 and 294,802 and had a combined fair market value of $9.9 million. Shares remaining not released or committed to be released for allocation at December 31, 2004 totaled 2,416,159 and had a market value of approximately $27.1 million.

Recognition and Retention Plan. On July 12, 1999, shareholders approved the United Community Financial Corp. Recognition and Retention Plan (RRP). The purpose of the plan is to reward and retain directors, officers and employees of United Community and Home Savings who



are in key positions of responsibility by providing them with an ownership interest in United Community. Under the RRP, recipients are entitled to receive dividends and have voting rights on their respective shares, but are restricted from selling or transferring the shares prior to vesting.

In August 1999, United Community awarded 1,342,334 common shares to eligible individuals. Approximately one-fifth of the number of shares awarded, or 268,638 shares, vested on the date of grant. The remaining 1,073,696 shares vested ratably on each of the first four anniversary dates of the plan. In August 2000, United Community awarded 46,291 common shares to eligible individuals. Approximately two-fifths of the number of shares awarded, or 18,517 shares, vested on the date of grant. The remaining 27,774 shares vested ratably on each of the first three anniversary dates of the plan. In August 2002, United Community awarded 69,677 common shares to eligible individuals. Approximately one-half of the shares awarded, or 34,839 shares, vested on the date of grant. The remaining 34,838 shares vested on the first anniversary date. In August 2003, United Community awarded 2,376 common shares to eligible individuals, all of which vested immediately upon grant. As of December 31, 2004 and 2003, there are no shares available for future grants.

The aggregate fair market value of the unvested RRP shares is considered unearned compensation at the time of grant and is amortized over the vesting period. There was no compensation expense recognized in 2004 as all shares granted had previously vested. Compensation expense recognized in 2003 and 2002 related to the RRP was $1.2 million and $1.9 million.

Retention Plan. In connection with the Butler Wick acquisition, United Community established and funded a $3.7 million retention plan into a Rabbi Trust. Participants in the retention plan became vested in their benefits after five years of service, subject to acceleration in the event of a change in control of United Community or Butler Wick. If a participant voluntarily leaves the employ of Butler Wick or a subsidiary, or is terminated for cause, before the expiration of the five-year vesting period, the participant will forfeit all funds in the plan. If a participant dies, becomes disabled or retires at or after age 65 and prior to the expiration of the five-year vesting period, the participant, or the participant's estate, will be entitled to receive the funds allocated to him or her under the plan, increased for any earnings or reduced for any loss on such funds, at the end of the five-year vesting period. Retention plan expense, including fair value adjustments related to the assets in the Rabbi Trust, was $582,000, $1.6 million and $126,000 for 2004, 2003 and 2002.

Participants in the plan were permitted to select various mutual funds into which participants could direct their investments. Each participant was able to select up to four of these mutual funds in order to diversify his or her allocations, and was permitted to make changes in fund selections periodically. Participants were permitted to elect a lump sum distribution at vesting, or a distribution in equal annual installments over a period of time not to exceed five years. To the extent that the participant elected to be paid in installments, his or her account will continue to be credited with investment gains and debited with investment losses until his or her full investment is distributed from the plan. The Company accrued the deferred compensation obligation pro rata over the vesting period through a charge to compensation expense. Plan assets are included in trading securities in the Company's financial statements and are recorded at fair value. Final vesting occurred on August 12, 2004 and approximately 56% of plan assets were distributed at that time. Until the final distribution is made, the Company will continue to record income or expense as the market value of the remaining plan assets and corresponding liability to participants fluctuates. Plan assets amounted to $2.0 million and $4.1 million at December 31, 2004 and 2003, respectively.

Long-Term Incentive Plan. On July 12, 1999, shareholders approved the United Community Financial Corp. Long-Term Incentive Plan (Incentive Plan). The purpose of the Incentive Plan is to promote and advance the interests of United Community and its shareholders by enabling United Community to attract, retain and reward directors, directors emeritus, managerial and other key employees of United Community, including Home Savings and Butler Wick, by facilitating their purchase of an ownership interest in United Community.

The Incentive Plan provides for the grant of options, which may qualify as either incentive or nonqualified stock options. The incentive plan provides that option prices will



not be less than the fair market value of the stock at the grant date. The maximum number of common shares that may be issued under the plan is 3,471,562, all of which have been granted as of December 31, 2004. All of the options awarded became exercisable on the date of grant. The option period expires 10 years from the date of grant. A summary of activity in the plan is as follows:

	As of December 31,					
	2004		2003		2002	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	**2,468,622**	**$ 7.60**	1,909,615	$7.01	1,307,496	$6.79
Granted	**754,403**	**12.73**	742,654	8.97	715,710	7.40
Exercised	**(913,277)**	**7.03**	(171,873)	7.08	(75,538)	6.84
Forfeited	**—**	**—**	(11,774)	7.86	(38,053)	6.93
Outstanding at end of year	**2,309,748**	**9.49**	2,468,622	7.60	1,909,615	7.01
Options exercisable at year end	**2,309,748**	**$ 9.49**	2,468,622	$7.60	1,909,615	$7.01
Weighted average fair value of options granted during year		**$ 3.13**		$3.65		$2.44

Outstanding stock options have a weighted average remaining life of 7.79 years and may be exercised on the range of $6.66 to $12.73.

17. Fair Value of Financial Instruments

The estimated fair values of financial instruments have been determined by United Community using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that United Community could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents, Margin Accounts, Accrued Interest Receivable and Payable and Advance Payments By Borrowers for Taxes and Insurance. The carrying amounts as reported in the Statements of Financial Condition are a reasonable estimate of fair value due to their short-term nature.

Securities. Fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Loans Held for Sale. The fair value of loans held for sale is based on market quotes.

Loans. The fair value is estimated by discounting the future cash flows using the current market rates for loans of similar maturities with adjustments for market and credit risks.

Federal Home Loan Bank Stock. The fair value is estimated to be the carrying value, which is par. All transactions in the capital stock of the Federal Home Loan Bank are executed at par.

Deposits. The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Borrowed Funds. For short-term borrowings, fair value is estimated to be carrying value. The fair value of other borrowings is based on current rates for similar financing.

Off Balance Sheet Commitments. The fair value of commitments is considered to be nominal.



Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Community's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United Community's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a significant asset not considered a financial asset is premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003, respectively. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

	December 31,			
(In thousands)	**2004**		2003	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets:				
Cash and cash equivalents	**$ 40,281**	**$ 40,281**	$ 81,155	81,155
Securities:				
Trading	**32,316**	**32,316**	15,600	15,600
Available for sale	**198,404**	**198,404**	227,525	227,525
Loans held for sale	**59,099**	**59,383**	37,715	37,824
Loans, net	**1,815,976**	**1,838,983**	1,576,494	1,603,241
Margin accounts	**14,851**	**14,851**	14,388	14,388
Federal Home Loan Bank stock	**22,842**	**22,842**	21,924	21,924
Accrued interest receivable	**9,445**	**9,445**	8,443	8,443
Liabilities:				
Deposits:				
Checking, savings and money market accounts	**(698,667)**	**(698,667)**	(681,493)	(681,493)
Certificates of deposit	**(824,285)**	**(834,086)**	(742,205)	(758,894)
Other borrowed funds	**(483,503)**	**(485,400)**	(338,463)	(344,703)
Advance payments by borrowers for taxes and insurance	**(12,048)**	**(12,048)**	(10,721)	(10,721)
Accrued interest payable	**(1,089)**	**(1,089)**	(970)	(970)



18. Statement of Cash Flows Supplemental Disclosure

Supplemental disclosures of cash flow information are summarized below:

(In thousands)	Year ended December 31, 2004	2003	2002
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings, net of amounts capitalized	**$40,259**	$40,408	$56,093
Interest capitalized on borrowings	**19**	21	—
Income taxes	**12,938**	14,570	11,878
Supplemental schedule of noncash activities:			
Loans transferred to held for sale	**39,479**	11,341	8,418
Transfers from loans to real estate owned	**2,356**	2,224	2,025
Securities held to maturity transferred to available for sale	—	—	54,927

19. Parent Company Financial Statements

Condensed Statements of Financial Condition

(In thousands)	December 31, 2004	2003
Assets		
Cash and deposits with banks	**$ 819**	$ 1,082
Federal funds sold and other	**14**	43,213
Total cash and cash equivalents	**833**	44,295
Securities:		
Trading	**1,990**	4,071
Available for sale	**3,570**	4,832
Note receivable inter-company	**18,523**	20,071
Accrued interest receivable	—	1
Investment in subsidiary-Home Savings	**216,840**	195,222
Investment in subsidiary-Butler Wick	**16,764**	15,388
Other assets	**1,286**	535
Total assets	**$259,806**	$284,415
Liabilities and Shareholders' Equity		
Other borrowed funds	**$ 3,500**	$ —
Accrued interest payable	**3**	—
Accrued expenses and other liabilities	**3,951**	4,577
Total liabilities	**7,454**	4,577
Total shareholders' equity	**252,352**	279,836
Total liabilities and shareholders' equity	**$259,806**	$284,415

Condensed Statements of Income

(In thousands)	Year ended December 31, 2004	2003	2002
Income			
Cash dividends from subsidiary	$ —	$ 22,000	$ 30,000
Interest income	1,680	1,871	2,191
Non-interest income	1,086	873	(574)
Total income	2,766	24,744	31,617
Expenses			
Interest expense	14	—	—
Non-interest expenses	1,339	984	988
Total expenses	1,353	984	988
Income before income taxes	1,413	23,760	30,629
Income taxes	558	692	238
Income before equity in undistributed net earnings of subsidiaries	855	23,068	30,391
Equity in undistributed net earnings of subsidiaries	17,010	(128)	(9,574)
Net income	$ 17,865	$ 22,940	$ 20,817

Condensed Statements of Cash Flows

(In thousands)	Year ended December 31, 2004	2003	2002
Cash Flows from Operating Activities			
Net Income	$ 17,865	$ 22,940	$ 20,817
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of the subsidiaries	(17,010)	128	9,574
Amortization of premiums and accretion of discounts	—	—	15
Security gains	(948)	—	(76)
Decrease (increase) in trading securities	2,081	(916)	614
Decrease (increase) in interest receivable	1	10	(10)
(Increase) decrease in other assets	(751)	(519)	4,333
Increase in accrued interest payable	3	—	—
(Decrease) increase in other liabilities	(1,228)	(1,764)	1,774
Net cash from operating activities	13	19,879	37,041
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Securities available for sale	—	—	3,708
Proceeds from sale of:			
Securities available for sale	2,322	—	162
Purchases of:			
Securities available for sale	(105)	(527)	(4,357)
ESOP loan repayment	735	534	335
Net cash from investing activities	2,952	7	(152)
Cash Flows from Financing Activities			
Dividends paid	(8,533)	(9,429)	(9,636)
Net increase in borrowed funds	3,500	—	—
Purchase of treasury stock	(47,814)	(12,233)	(4,386)
Exercise of stock options	6,420	941	365
Net cash from financing activities	(46,427)	(20,721)	(13,657)
(Decrease) increase in cash and cash equivalents	(43,462)	(835)	23,232
Cash and cash equivalents, beginning of year	44,295	45,130	21,898
Cash and cash equivalents, end of year	$ 833	$ 44,295	$ 45,130



20. Segment Information

United Community has two principal segments, banking and investment services. Banking provides consumer and corporate banking services. Investment services provide investment brokerage and a network of integrated financial services. The accounting policies of the segments are the same as those described in Note 1. Condensed statements of income and selected financial information by operating segment for the years ended December 31, 2004, 2003 and 2002 are as follows:

(In thousands)	Banking Services	Investment Services	Eliminations	Total
2004				
Results of Operations				
Total interest income	$ 111,822	$ 1,619	—	$ 113,441
Total interest expense	39,971	407	—	40,378
Provision for loan losses	9,370	—	—	9,370
Net interest income after provision for loan losses	62,481	1,212	—	63,693
Non-interest income	11,629	24,480	—	36,109
Non-interest expense	48,348	24,486	—	72,834
Income before income taxes	25,762	1,206	—	26,968
Income taxes	8,698	405	—	9,103
Net income	$ 17,064	$ 801	—	$ 17,865
Selected Financial Information				
Total assets	$2,229,705	$58,089	$(6)	$2,287,788
Capital expenditures	2,928	271	—	3,199
Depreciation and amortization	2,579	364	—	2,943
2003				
Results of Operations				
Total interest income	$ 110,510	$ 1,153	—	$ 111,663
Total interest expense	40,031	221	—	40,252
Provision for loan losses	3,179	—	—	3,179
Net interest income after provision for loan losses	67,300	932	—	68,232
Non-interest income	18,795	22,050	—	40,845
Non-interest expense	50,277	23,295	—	73,572
Income before income taxes	35,818	(313)	—	35,505
Income taxes	12,675	(110)	—	12,565
Net income	$ 23,143	$ (203)	—	$ 22,940
Selected Financial Information				
Total assets	$2,035,927	$37,958	$(2)	$2,073,883
Capital expenditures	3,714	311	—	4,025
Depreciation and amortization	3,049	495	—	3,544
2002				
Results of Operations				
Total interest income	$ 124,887	$ 1,073	—	$ 125,960
Total interest expense	54,018	218	—	54,236
Provision for loan losses	3,578	—	—	3,578
Net interest income after provision for loan losses	67,291	855	—	68,146
Non-interest income	12,442	19,364	—	31,806
Non-interest expense	48,878	19,481	—	68,359
Income before income taxes	30,855	738	—	31,593
Income taxes	10,515	261	—	10,776
Net income	$ 20,340	$ 477	—	$ 20,817
Selected Financial Information				
Total assets	$1,963,390	$26,748	$(7)	$1,990,131
Capital expenditures	3,656	246	—	3,902
Depreciation and amortization	2,403	545	—	2,948

21. Earnings Per Share

Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic computation plus the dilutive effect of potential common shares that could be issued under outstanding stock options and the RRP. Stock options for 754,403 shares were anti-dilutive for the year ended December 31, 2004. No stock options were anti-dilutive for the years ended December 31, 2003 and 2002.

(In thousands, except per share data)	**2004**	2003	2002
Basic Earnings Per Share:			
Net income applicable to common stock	**$17,865**	$22,940	$20,817
Weighted average common shares outstanding	**29,185**	31,353	31,859
Basic earnings per share	**$ 0.61**	$ 0.73	$ 0.65
Diluted Earnings Per Share:			
Net income applicable to common stock	**$17,865**	$22,940	$20,817
Weighted average common shares outstanding	**29,185**	31,353	31,859
Dilutive effect of restricted stock	—	—	130
Dilutive effect of stock options	**420**	431	336
Weighted average common shares outstanding for dilutive computation	**29,605**	31,784	32,325
Diluted earnings per share	**$ 0.60**	$ 0.72	$ 0.65

22. Quarterly Financial Information (Unaudited)

The following table presents summarized quarterly data for each of the years indicated.

			(Unaudited)		
(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2004:					
Total interest income	$27,075	$27,639	$28,986	$29,741	$113,441
Total interest expense	9,067	9,488	10,497	11,326	40,378
Net interest income	18,008	18,151	18,489	18,415	73,063
Provision for loan losses	459	1,369	9,226	(1,684)	9,370
Non-interest income	10,331	8,666	8,678	8,434	36,109
Non-interest expense	19,514	17,770	17,718	17,832	72,834
Income taxes	2,893	2,676	29	3,505	9,103
Net income	$ 5,473	$ 5,002	$ 194	$ 7,196	$ 17,865
Earnings per share:					
Basic	$ 0.18	$ 0.17	$ 0.01	$ 0.25	$ 0.61
Diluted	0.18	0.17	0.01	0.24	0.60

The change in the provision for loan losses between the second and third quarter was primarily a result of the Company's determination that impairment charges were necessary in the third quarter on certain consumer loans having similar characteristics and loans to a commercial customer that relate to the aforementioned consumer loans. The increase in the provision for loan losses had a direct effect on pretax income, causing lower pretax income in the third quarter and, subsequently, lower income tax expense. The change between the second and third quarters was partially offset in the fourth quarter as management continued to evaluate the level of collateral securing delinquent one- to four-family residential mortgage loans. Additionally, specific reserves assigned to certain commercial loans were deemed to be no longer necessary because of improved credit quality and adequate collateral coverage. As a result, the provision for loan losses decreased, pretax income increased and the



provision for income taxes increased. See Management's Discussion and Analysis as well as Note 5, "Loans," for more details on the provision for loan losses and Note 13, "Income Taxes," for more detail on the provision for income taxes.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2003:					
Total interest income	$29,741	$28,304	$27,045	$26,573	$111,663
Total interest expense	11,232	10,177	9,515	9,328	40,252
Net interest income	18,509	18,127	17,530	17,245	71,411
Provision for loan losses	696	1,702	571	210	3,179
Non-interest income	7,975	13,169	10,303	9,398	40,845
Non-interest expense	18,155	18,729	18,369	18,319	73,572
Income taxes	2,653	3,837	3,110	2,965	12,565
Net income	$ 4,980	$ 7,028	$ 5,783	$ 5,149	$ 22,940
Earnings per share:					
Basic	$ 0.16	$ 0.22	$ 0.18	$ 0.17	$ 0.73
Diluted	0.16	0.22	0.17	0.17	0.72

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors
United Community Financial Corp.
Youngstown, Ohio

We have audited the accompanying consolidated statements of financial condition of United Community Financial Corp. as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of United Community Financial Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Financial Corp. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 17, 2005



Shareholder Information

United Community Financial Corp.
is traded on The NASDAQ Stock Market
under the ticker symbol UCFC.

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K
filed with the Securities and Exchange
Commission is available without charge
upon request to:

Patrick A. Kelly, CFO and Treasurer
United Community Financial Corp.
275 Federal Plaza West
P.O. Box 1111
Youngstown, Ohio 44501-1111
Phone: 330-742-0500

For additional information,
please visit our websites at:
www.ucfonline.com
www.homesavings.com
www.butlerwick.com

Annual Meeting

The Annual Meeting of Shareholders
of United Community Financial Corp.
will be held at 10:00 a.m.
on Thursday, April 28, 2005:

Mr. Anthony's
7440 South Ave.
Youngstown, Ohio 44512

Shareholder Services

The Registrar & Transfer Company serves as
transfer agent for United Community's
shares. Communications regarding change of
address, transfer of shares or lost certificates
should be sent to:

The Registrar & Transfer Company
10 Commerce Dr.
Cranford, New Jersey 07016
Phone: 800-368-5948
www.rtco.com

Legal Counsel

Vorys, Sater, Seymour and Pease LLP
Atrium II, 221 E. Fourth St.
Suite 2000
P.O. Box 0236
Cincinnati, Ohio 45201-0236

Safe Harbor Statement

This document includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "expect," "believe," "hope," "plan" and "grow," as well as similar phrases, are forward-looking in nature. The statements regarding continued implementation of United Community's strategic plan are also forward-looking in nature. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Such risks include, among other factors, the acceptance of new products and services in the marketplace, overall economic conditions, regulatory findings and success of finding new opportunities for product and geographic expansion. For more complete list of risk factors, please read United Community's Form 10-K filed with the Securities and Exchange Commission.



Pictured left to right: Richard M. Barrett, Dr. David C. Sweet, Herbert F. Schuler, Sr., Thomas J. Cavalier, Douglas M. McKay and Richard J. Schiraldi, CPA/JD

United Community Financial Corp. · *Board of Directors*

Douglas M. McKay
CEO and Chairman of the Board,
Home Savings
President and Chairman of the Board,
United Community Financial Corp.

Richard M. Barrett
Retired President,
Barrett Cadillac, Inc.

Thomas J. Cavalier
Chairman, President and CEO,
Butler Wick Corp.

Richard J. Schiraldi, CPA/JD
Partner,
Cohen & Company, CPAs

Herbert F. Schuler, Sr.
President and CEO,
General Extrusions, Inc.
President and Treasurer,
Genex Tool & Die, Inc.

Dr. David C. Sweet
President,
Youngstown State University

United Community Financial Corp. · *Officers*

Douglas M. McKay
President and Chairman of the Board

Patrick A. Kelly
CFO and Treasurer

Jude J. Nohra
Secretary

Home Savings · *Board of Directors*

Eugenia C. Atkinson
Richard M. Barrett
Donald R. Inglis
Patrick A. Kelly
David G. Lodge
Douglas M. McKay
Herbert F. Schuler, Sr.
Clarence R. Smith, Jr.
Donald J. Varner

Butler Wick · *Board of Directors*

Thomas J. Cavalier
Keith E. Downard
Patrick A. Kelly
Thomas D. Kepler
William R. Liber
Douglas M. McKay
Robert A. Perrier
John F. Peters
Herbert F. Schuler, Sr.
James H. Sisek
George C. Ward, Jr.



UNITED COMMUNITY
FINANCIAL CORP.

275 Federal Plaza West, Youngstown, Ohio 44503

330.742.0500 T.D.D. 330.743.7100

www.ucfconline.com